UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM

(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhp billiton
resourcing the future
Our shared values
Sustainability Report 2013

Petroleum and Potash
Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel
Offices

BHP Billiton Locations

Petroleum and Potash

Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil and gas fields in Bass Strait and North West Shelf	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad Production Unit	Operated offshore oil and gas fields	45%
6	UK	UK Production Unit	Operated offshore oil and gas fields	16–46.1%
7	Algeria	Algeria Joint Interest Unit	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

(a) Sale announced and expected to complete in FY2014.
(b) Independent joint venture.
(c) Third party operated.
Locations are current at 12 September 2013.

Copper

Ref	Country	Asset	Description	Ownership
10	US	Base Metals North America	Copper mine located in the State of Arizona [a]	100%
11	Australia	Cannington	Silver, lead and zinc mine located in northwest Queensland	100%
12	Chile	Escondida	The world's largest copper producing mine, located in northern Chile	57.5%
13	Australia	Olympic Dam	Australia's biggest underground copper mine, also producing uranium and gold	100%
14	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
15	Peru	Antamina [b]	Open-cut copper and zinc mine, located in northern Peru	33.8%

Iron Ore

Ref	Country	Asset	Description	Ownership
16	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	85%
17	Brazil	Samarco [b]	Open-cut iron ore mine, concentrators and pelletising facilities	50%

37
20
10
43
1
9
3
5
21
26
32
15
14
17
12
38

Coal

Ref	Country	Asset	Description	Ownership
18	South Africa	Energy Coal South Africa	Open-cut and underground energy coal mines and processing operations	50–100%
19	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
20	US	New Mexico Coal	Two energy coal mines in New Mexico	100%
21	Colombia	Cerrejón [b]	Open-cut energy coal mine with integrated rail and port operations	33.3%
22	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal terminal	50%
23	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
24	Australia	Illawarra Coal	Underground metallurgical coal mines in southern New South Wales, with access to rail and port facilities	100%

Aluminium, Manganese and Nickel

Ref	Country	Asset	Description	Ownership
25	South Africa	Aluminium South Africa	Two aluminium smelters at Richards Bay	100%
26	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.9%
27	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory and manganese alloys in Tasmania	60%

Aluminium, Manganese and Nickel continued

Ref	Country	Asset	Description	Ownership
28	South Africa	Manganese South Africa	Integrated producer of manganese ore and alloy	44.4–60%
29	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
30	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
31	Australia	Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
32	Brazil	Alumar [c]	Aluminium refinery and smelter	36–40%

BHP Billiton principal office locations

Ref	Country	Location	Office
33	Australia	Brisbane	Coal Head Office
34	Australia	Melbourne	Global Headquarters
35	Australia	Perth	Aluminium, Manganese and Nickel Head Office Iron Ore Head Office
36	Australia	Sydney	Corporate Office
37	Canada	Saskatoon	Potash Head Office
38	Chile	Santiago	Copper Head Office
39	Malaysia	Kuala Lumpur	Global Shared Services Centre
40	Singapore	Singapore	Marketing Head Office
41	South Africa	Johannesburg	Corporate Office
42	UK	London	Corporate Office
43	US	Houston	Petroleum Head Office

About this Report
BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries operate as BHP Billiton. Throughout this Report, unless otherwise noted, ‘BHP Billiton’, the ‘Company’ and the ‘Group’ refer to the combined group.
We regularly engage with our key stakeholders to understand their areas of interest and address their potential concerns about our operations. While this Report does not aim to examine all stakeholder issues, the most significant issues and their potential impacts are discussed.
The minimum mandatory health, safety, environment and community (HSEC) performance requirements expected across the Company are prescribed in our Group Level Documents (GLDs). Our HSEC GLDs can be found on our website at www.bhpbilliton.com.
Reporting approach and the Global Reporting Initiative
BHP Billiton is a registered Organisational Stakeholder of the Global Reporting Initiative (GRI). Our reporting is prepared in accordance with the GRI G3 Sustainability Reporting Guidelines, including the Mining and Metals Sector Supplement. The GRI guidelines encourage companies to report on practices and performance that relate to sustainability in a manner that is transparent and uses a globally shared framework of indicators. We report to an A+ Application Level, and a copy of the GRI statement is available in the Sustainability Reporting Navigator. The Sustainability Reporting Navigator assists in locating information related to the GRI indicators, principles of the United Nations Global Compact and the International Council on Mining and Metals and is available online at www.bhpbilliton.com.
External assurance
KPMG conducted reasonable assurance over our greenhouse gas emissions and voluntary community investments and limited assurance over a selection of other sustainability parameters. A copy of KPMG’s assurance report is on page 48.
Materiality
Materiality, in the sustainability context, refers to the issues and activities that are considered by our internal and external stakeholders to be the most significant and relevant to our industry, our Group and our operations. This is discussed in more detail on page 6.
Report boundary and scope
This Report covers assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation (controlled assets) from 1 July 2012 to 30 June 2013 (FY2013). In April 2013, we announced changes to the Company’s organisational structure. Our previous Customer Sector Groups were consolidated into five Businesses: Petroleum and Potash; Copper; Iron Ore; Coal; and Aluminium, Manganese and Nickel. Where required, data in this Report has been consolidated in accordance with the new organisational structure. Our assets include those under exploration, projects in development and execution phase and closed operations. Our Group Functions and Marketing are also included. Monetary amounts in this document are reported in US dollars, unless otherwise stated.
At controlled assets, BHP Billiton has the ability to set workplace HSEC standards and enforce their application. At our non-operated assets, we provide our HSEC performance requirements and seek to influence the asset to follow them. An overview of our Businesses is available in section 2 of our Annual Report 2013.
Case studies
This Report is supported by case studies focusing on specific activities that explore our approach to sustainable development. Where you see this symbol, it indicates a case study is available online at www.bhpbilliton.com.
In this Report
Chief Executive Officer’s review 1
Our Charter 2 About BHP Billiton 3
Our stakeholders 4
Our sustainability performance 5
Our material risks 6
Focusing our efforts on the things that matter most 7
Governance 8
Operating with integrity 9
Conducting business transparently 11
People 13
Keeping our people and operations safe 14
Focusing on the health and wellbeing of our people 17
Developing our people 20
Environment 23
Climate change and energy 24
Biodiversity and land management 27
Water management 29
Society 32
Supporting and engaging with our communities 33
Respecting human rights 36
Making a positive contribution to society 37
Appendix
Performance data 44
Independent assurance report to the Directors and management of BHP Billiton 48

We have an enduring commitment to sustainability and ethical behaviour.
Chief Executive Officer’s review
I am privileged to present this Sustainability Report as BHP Billiton’s Chief Executive Officer and to uphold the legacy of Our BHP Billiton Charter, our most important document, that tells the world who we are and commits our Company to the core values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability.
Our Charter value of Sustainability, putting health and safety first, being environmentally responsible and supporting our communities, underpins everything we do. We are proud when our communities, customers and suppliers value their relationships with us as we sustainably deliver shareholder value.
The health, safety and wellbeing of our people is paramount. Regardless of where our people are located, or the type of work they undertake, we strive to create an environment that is free from occupational illness or injury. Despite overall improvements in injury trends, I am saddened to report that during FY2013, three of our colleagues lost their lives at work. We continue to improve our processes for the management of our material health and safety risks, and are determined to prevent work-related fatalities or serious injuries and illnesses at our operations. Identifying and managing material risk is a critical component of our approach. By identifying, understanding and managing our risks, we provide greater protection to our people, assets and communities.
Across our operations, we work to improve energy efficiency, reduce pollution, enhance biodiversity and improve quality-of-life indicators for people in our surrounding communities. Managing our use of natural resources and being a responsible steward of the environment is a crucial component of our sustainability approach, and in FY2013, we set new health, safety, environment and community targets to guide and improve our performance.
As a global organisation, we seek to understand the risks and opportunities related to climate change and how these affect our operations. We are continually working to reduce greenhouse gas (GHG) emissions and improve energy management across our operations. In FY2013, our GHG emissions were lower than the FY2006 baseline, which keeps us in line to achieve our target of maintaining our future FY2017 greenhouse gas emissions below FY2006 levels.
Operations with water-related material risks, including volume and quality considerations, are required to implement projects to reduce their impacts on water resources. We also introduced new biodiversity and conservation targets to support our operations in minimising their environmental impact and to contribute broadly to lasting environmental benefits.
As part of our commitment to making a positive contribution to society, we voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, positive impact on the quality of life for people in our host communities. In FY2013, this totalled US$245.8 million, and included a US$106 million contribution to the BHP Billiton Foundation.
Our employees make a valuable contribution to their local communities by giving donations and their personal time and expertise to a range of activities. We support our employees’ community activities through our global Matched Giving Program, and during FY2013, employee contributions benefited more than 1,500 not-for-profit organisations, which received US$7.5 million as part of the program. I am also pleased to advise that we have made this program more generous, where we now double Company contributions towards personal donations and double the amount we provide for volunteerism.
This Sustainability Report is prepared in accordance with the GRI G3 Sustainability Reporting Guidelines, including the Mining and Metals Sector Supplement. As a founding member of the International Council of Mining and Metals (ICMM), our Report also aligns with the ICMM Sustainable Development Framework. Our public commitments also include the Voluntary Principles on Security and Human Rights, the Extractive Industries Transparency Initiative, the United Nations Global Compact Principles and the Carbon Disclosure Project. Our suite of annual reports can be found on our website at www.bhpbilliton.com, and we welcome your feedback.
We strive to be one of the world’s leading companies, by committing to high ethical business practices and governance standards. We are committed to Our Charter value of Integrity, doing what is right and doing what we say we will do. Our Charter values lie at the heart of our BHP Billiton Code of Business Conduct, which defines how each of us is expected to act when conducting BHP Billiton business.
I thank our employees and contractors for committing to Our Charter values. The hard-working, disciplined and talented people at BHP Billiton are, and will always be, central to our success. I look forward to our continued focus on achieving our sustainability objectives and being better tomorrow than we were yesterday.
Andrew Mackenzie
Chief Executive Officer
BHP BILLITON SUSTAINABILITY REPORT 2013 | 1

bhpbilliton
resourcing the future
Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
2 | BHP BILLITON SUSTAINABILITY REPORT 2013

About BHP Billiton
We are among the world’s top producers of major commodities, including iron ore, metallurgical coal and energy coal, conventional and unconventional oil and gas, copper, aluminium, manganese, uranium, nickel and silver.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets, diversified by commodity, geography and market. We are focused on investing in high-quality resource basins that create significant growth options. This strategy means more predictable business performance, which, in turn, underpins the creation of value for our shareholders, customers, employees and the communities in which we operate.
For over 150 years, BHP Billiton has been developing and contributing to industry, communities and economies throughout the world. We are committed to the health and safety of our people, the environment and the communities in which we operate.
Our approach to sustainability
Our ability to operate globally is dependent upon gaining access to natural resources and maintaining our licence to operate. Sustainable development is core to our strategy; we integrate health, safety, environmental, social and economic factors into our key decision-making. We report the financial and non-financial dimensions of what we do. The sustainability dimensions that we report on include the health and safety of our people, governance and risk management processes, how we contribute to improved standards of living and self-sustaining communities, our impact on the environment and approach to resource conservation and biodiversity, and how we ensure the broader economic contributions of our operations benefit the regions in which we operate.
Our BHP Billiton Charter outlines our purpose and the actions, values and measures by which we judge our success in creating long-term shareholder value. Earning the trust of our shareholders, employees, contractors, communities, customers and suppliers and establishing mutually beneficial relationships is vital to our success. Our Charter values are Sustainability, Integrity, Respect, Performance, Simplicity and Accountability.
Our Charter value of Sustainability reflects our priority to ensure our people return home safe and well at the end of every working day. Effective health and safety performance is critical, and we believe everyone has a role to play in ensuring the care of their colleagues and in taking the appropriate steps to prevent workplace-related injuries and illness.
Operating sustainably underpins everything we do. We work to improve energy efficiency, reduce pollution, enhance biodiversity and improve quality-of-life indicators for people in our surrounding communities. We believe we are successful when we provide lasting social, environmental and economic benefits to society. Our approach to sustainability is incorporated in our Group Level Documents (GLDs).
Our Group Level Documents
GLDs describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton. They are the foundation for developing and implementing management systems at our operations. Our Businesses, Group Functions and Marketing are committed to implementing the GLDs; however, compliance with all of the requirements has not yet been achieved at every operation.
This Report references multiple GLDs, most of which are drawn from the suite of health, safety, environment and community (HSEC) GLDs. The HSEC GLDs outline our approach to the Group’s material sustainable development risks and highlight our commitment to and support of international policies, standards and management practices, including the principles and mandatory requirements of the position statements of the International Council on Mining and Metals Sustainable Development Framework, the United Nations (UN) Global Compact, the UN Declaration of Human Rights and the Voluntary Principles on Security and Human Rights.
Although the GLDs are for internal use, several of them have been made publicly available as they describe our management approach, and we believe there is a broader community and industry benefit in sharing this information.
The GLDs, that can be found on our website at www.bhpbilliton.com, are:
• Aviation
• Community
• Environment
• Fatal Risk Controls
• Health
• Marketing (HSEC elements)
• Security and Emergency Management
Supply ‘Source to Contract’ (HSEC elements).
BHP BILLITON SUSTAINABILITY REPORT 2013 | 3

Our stakeholders
With operations across the globe, we interact with a wide range of stakeholders who represent our host communities, regions and nations. We take their views and concerns into account in our decision-making and strive for mutually beneficial outcomes.
We define stakeholders as those who are potentially affected by our operations or who have an interest in or influence what we do. Our operations are required to establish platforms for dialogue and to consider stakeholder expectations and concerns for activities throughout the life cycle of an operation. Our methods and frequency of communicating to and with stakeholders are as diverse as our stakeholders and include market and news releases; analyst briefings; Annual General Meetings; speeches and interviews with senior executives; publications, such as our Annual Report, Sustainability Report and operation-based newsletters and reports; community perception surveys and consultation groups; representation on specific industry association committees and initiatives; and our Company website, www.bhpbilliton.com.
Employees and contractors are also communicated with via a variety of additional channels, including the intranet, email, newsletters, and employee perception surveys to facilitate employee feedback and engagement with management.
Working with our contractors, suppliers and customers
Our globally managed contractors and suppliers have requirements in their contracts consistent with Our Charter, BHP Billiton Code of Business Conduct, the Anti-corruption GLD and HSEC GLDs. Additionally, in our Supply ‘Source to Contract’ GLD, we specify that our suppliers align with our zero tolerance of a number of human rights infringements, including child labour, inhumane treatment of employees and forced or compulsory labour. Contracted suppliers are categorised depending on their HSEC and business conduct risk and our level of commercial dependency. A procedure to engage with each supplier is developed appropriate to the level of risk. During FY2013, we conducted facility visits to our most critical suppliers to assess compliance with our HSEC, zero tolerance, and business conduct requirements. We also implemented minimum supplier performance evaluation plans that are monitored on a regular basis.
We generally sell directly to industrial customers, rather than through brokers and agents. Internal processes are in place to support our adherence to laws, standards and voluntary codes related to marketing, such as advertising, promotion and sponsorship.
Informing our thinking – the Forum on
Corporate Responsibility
Established in 1999, the Forum on Corporate Responsibility (the Forum) is an advisory body, comprising nine highly respected civil society leaders who engage with our executive team on the Group’s material sustainability issues. The Forum is a key component of our stakeholder engagement program, contributing significant insight into society’s current and future priorities and providing an opportunity to understand and debate issues from multiple viewpoints.
BHP Billiton representatives benefit from engaging directly with a group of civil society leaders who represent different perspectives on current and emerging sustainability issues. The Forum helps to ensure societal implications are understood and considered in important Company decisions.
The composition of the Forum is renewed against our changing sustainability agenda. In 2009, the Forum strengthened its governance processes and instigated a four-year term for civil society members to ensure the Forum maintains a fresh and diverse perspective on external stakeholder concerns and views. Current civil society members are Greg Bourne, Professor Michael Dodson, Cristina Echavarria, James Ensor, Tommy Garnett, Dr Simon Longstaff, Malini Mehra, Professor Yaa Ntiamoa-Baidu and Phil Vernon.
Our Chief Executive Officer chairs the meetings, which were held twice during FY2013. Sustainability topics discussed in the past financial year included emerging global social and environmental trends; climate change scenarios and adaptation; issues facing Indigenous peoples, including free, prior and informed consent; sustainability reporting; and transparency.
www The Forum on Corporate Responsibility
Stakeholder groups
Business partners
Includes organisations with which we have joint venture arrangements.
Community-based organisations
Public or private non-profit organisations that are representative of a particular segment of the community and are engaged in human, educational, environmental, recreational or public safety and community needs.
Customers
Generally other large organisations.
Employees and contractors
Throughout Fy2013, our workforce comprised 49,496 employees and 79,330 contractors working at 141 locations in 26 countries.
Governments and regulators
Includes governments and regulators at local, regional, national and international levels.
Industry associations
Includes commodity-specific associations, as well as sector-specific associations, at national and international levels.
Investment community
Includes debt and equity analysts, socially responsible investment analysts and corporate governance analysts.
Labour unions
labour unions are represented at many of our operations.
Local and Indigenous communities
Most of our operations are located in rural and remote areas. We therefore have a broad spectrum of local and indigenous communities with interests and concerns.
Media
includes representatives from print, online and broadcast media.
Non-government organisations (NGOs)
includes environmental, social and human rights organisations at local, national and international levels.
Shareholders
a diverse group, with significant representation in australasia, europe, south africa and north america.
Suppliers
includes businesses local to our operations, as well as large international suppliers.
4 | BHP BILLITON SUSTAINABILITY REPORT 2013

Our sustainability performance

In FY2013, we introduced new HSEC targets. The targets were designed to help us remain focused on our most material HSEC risks. Performance against our targets and the effectiveness of relevant controls is assessed by internal audits, and annual progress is detailed in this Report.

These targets were developed to be integrated seamlessly into our Businesses' established five-year planning processes and are supported by mandatory minimum performance requirements that are detailed in our suite of HSEC GLDs. A number of targets reflect our commitment to progressive leadership and performance in the areas of HSEC.

Our performance in FY2013 and additional commentary is presented in the table below. Further detail on our performance is available in the Appendix of this Report.

● Not achieved ● Achieved ○ On track

Target	Performance		
	Result	Commentary	Target date
Safety			
Zero fatalities at our controlled operations.	● Not achieved	Three fatalities at our controlled operations.	Annual
Year-on-year improvement of our total recordable injury frequency (TRIF)[1].	● Achieved	TRIF performance for FY2013 was 4.6, a 2% improvement compared with FY2012.	Annual
Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights and implement improvement plans to close out identified gaps.	● Achieved	Annual reviews for alignment with the Voluntary Principles on Security and Human Rights were conducted and improvement plans are being implemented where required.	Annual
Health			
In addition to the use of personal protective equipment (PPE), which safeguards our workforce, we will reduce potential occupational exposure[2] to carcinogens and airborne contaminants by 10%.	○ On track	A 5.7% reduction in potential employee exposures compared with FY2012[3].	30 June 2017
Environment			
No significant environmental incidents resulting from our controlled operations.	● Achieved	No significant environmental incidents at our controlled operations.	Annual
We will maintain total greenhouse gas emissions below FY2006 levels[4], while we continue to grow our business.	○ On track	FY2013 greenhouse gas emissions were lower than the FY2006 baseline.	30 June 2017
All operations to develop dedicated management plans, including controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and the related benefits derived from ecosystems.	● Achieved	Land and Biodiversity Management Plans were developed at all our operations.	Annual
We will finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance.	○ On track	Two projects of international conservation significance were established – the Five Rivers Conservation Project, in Australia, and the Valdivian Coastal Reserve Conservation Project, in Chile.	30 June 2017
All operations with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources.	● Not achieved	Operations identified 80 water-related projects that were expected to be completed during FY2013, of which 54 were implemented.	Annual
Community			
No significant community incidents resulting from our controlled operations.	● Achieved	No significant community incidents resulting from our controlled operations.	Annual
1% of pre-tax profits invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profit.	● Achieved	US$245.8 million invested in community programs, including US$106 million to the BHP Billiton Foundation.	Annual
All assets to have local procurement plans with targets included in their Community Development Management Plans.	● Not achieved	Assets have stated that local procurement plans are in place; however, in some instances targets require further development.	Annual

(1) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses.
(2) For exposures exceeding our baseline occupational exposure limits if not for the use of PPE.
(3) Occupational exposure data for the divested EKATI Diamond Mine Asset is not included.
(4) FY2006 baseline will be adjusted for material acquisitions and divestments based on asset greenhouse gas emissions at the time of transaction.

Selected financial information can be found in section 1.6 of the Annual Report 2013, available on our website, *www.bhpbilliton.com*.

BHP BILLITON SUSTAINABILITY REPORT 2013 | 5

Our material risks
Identifying our material risks
We identify risks we consider material to our organisation and take into consideration the potential health, safety, environmental, social, reputational, legal and financial impacts. The severity of any particular risk is assessed according to the degree of harm, injury or loss from the most severe impact associated with a specific risk. Risks are considered material if they meet either of the maximum foreseeable loss (MFL) or residual risk rating (RRR) criterion.
MFL is the plausible worst-case scenario for any risk when all risk controls are assumed to be ineffective. The RRR represents the level of residual risk associated with the particular material risk after taking into account the controls that are already in place and have had their effectiveness tested. The objectives of the risk management process are to understand the nature and tolerance of the material risks for the Group and to ensure they are managed through the verification and effectiveness testing of critical controls.
Potential HSEC events that may have a material adverse impact on our operations include fire, explosion or rock fall incidents in underground mining operations; personnel conveyance equipment failures in underground operations; aircraft incidents; incidents involving light vehicles and mining mobile equipment; ground control failures; well blowouts; explosions or gas leaks; isolation; working at heights; or lifting operations. Additional environmental incidents that have the potential to create a material impact include uncontrolled tailings containment breaches, subsidence from mining activities, escape of polluting substances and uncontrolled releases of hydrocarbons. Health risks faced include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, coal tar pitch, nickel and sulphuric acid mist. Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures of our workforce to hazardous substances. Infectious diseases, such as HIV/AIDS and malaria, may have a material adverse impact upon our workers or on the communities where we operate, who may also be affected by potential pandemic influenza outbreaks. Community protests or civil unrest and inadvertent breaches of human rights or other international laws and conventions also pose a risk.
Managing our material risks
By understanding and managing our risks, we provide greater protection to our people, communities and assets. Effective risk management also increases certainty and confidence for our shareholders, customers, suppliers and the communities in which we operate and is vital to our continued growth and success. Our Risk Management GLD provides the framework that embeds risk management into our organisation’s activities, functions and processes. The effective identification, assessment and management of risk forms the basis of our management approach to sustainable development. Risk Management Plans are established to assess, control and monitor material risks. Our risk management processes are consistent with the hierarchy of controls described in Article 6 of International Labour Organization Safety and Health in Mines Convention, 1995 (No. 176).
Embedding risk and work management processes into our critical business systems, such as 1SAP, enables us to adopt a consistent approach to risk management based on valid data and sound science. Through 1SAP, each aspect of work is detailed from preparation to completion, including the operation of relevant critical controls and verification that work has been done to an appropriate standard. In this way, safety critical activities are built into the planning of work and become part of the way work is managed. Areas of the organisation that have transitioned to the Group-wide 1SAP platform are required to undertake annual assessments to verify critical controls are effective in managing each material risk.
A broader discussion of our risk management approach is provided in section 1.7 of our Annual Report 2013.
6 | BHP BILLITON SUSTAINABILITY REPORT 2013

Focusing our efforts on the things that matter most
Identifying our focus areas
We identified the sustainability issues included in this Report through a three-step materiality process. Step one of the process identified issues by reviewing our internal risk registers, enquiries from our shareholders and investors and daily print media coverage.
Step two involved rating the significance of these issues from our stakeholders’ perspective and the potential impact on our organisation as low, medium or high. The third step was to review the issues and seek feedback from internal and external stakeholders. Engagement of external stakeholders, including NGOs as represented on the Forum on Corporate Responsibility, investor groups, Indigenous organisations, union and supplier representatives, was achieved via one-on-one interviews, a multi-stakeholder workshop and material issues ranking processes. We also asked our HSEC leaders in each of our Businesses, Group Functions and Marketing to review the issues, assign ratings and advise of any gaps. The issues were reviewed by the Sustainability Committee of the Board and reassessed throughout the preparation of this Report.
The themes that are common to a number of material issues have been grouped into focus areas, as outlined in the diagram below. Each of these focus areas is discussed on the following pages, with supporting performance data provided in the Appendix.

	Conducting business transparently page 11	Keeping our people and operations safe page 14
Focusing on the health and wellbeing of our people page 17
Operating with integrity page 9	Governance	People	Developing our people page 20
Our focus areas
Making a positive contribution to society page 37	Society	Environment	Climate change and energy page 24
Respecting human rights page 36			Biodiversity and land management page 27
	Supporting and engaging with our communities page 33	Water management page 29

BHP BILLITON SUSTAINABILITY REPORT 2013 | 7

Governance
We believe consistent and ethical business conduct leads to superior business results.
25
HSEC audits conducted in FY2013
US$11.9 billion
paid in company taxes, royalties and certain indirect taxes
Our approach
As a global business, we are subject to the laws and regulations of the many countries and regions in which we operate. We are also committed to upholding certain international standards and guidelines. We uphold ethical business practices and aim to meet or exceed, where a country’s standards are less stringent than our own, applicable legal and other requirements.
A key element of our governance approach is to regularly review our performance and publicly report our progress. We believe setting targets and measuring our performance against them are essential steps towards continuous improvement, promoting efficient use of our resources and focusing our efforts on the things that matter most.
Further information relating to corporate governance is available in section 5 of our Annual Report 2013.
Specific discussion on legal proceedings is available in section 8 of our Annual Report 2013.
8 | BHP BILLITON SUSTAINABILITY REPORT 2013

Operating with integrity
Wherever we operate in the world, we strive to work with integrity – doing what is right and doing what we say we will do.
Governance People Environment Society
Why this is a focus area
We believe that to maintain our position as one of the world’s leading companies, we must commit to high ethical business practices and governance standards in all our dealings. We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. Governance and sustainability
The Board governs the Group in a manner consistent with Our BHP Billiton Charter values, our business strategy and our commitment to a transparent and high-quality governance system. The Board has established a number of committees to assist it in exercising its authority and to monitor the performance of the Company.
The Sustainability Committee of the Board assists the Board in oversight of health, safety, environment and community (HSEC) matters. This includes overseeing areas relating to HSEC risk, compliance with applicable legal and regulatory requirements, and overall HSEC performance of the Group.
The Board also delegates authority to the Chief Executive Officer (CEO) to manage the Group in its pursuit of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. To assist the CEO, the Group Management Committee (GMC) was established to oversee the performance of the organisation and to regularly review matters that are strategic and long term in nature or have the potential to significantly affect the Group’s performance.
More specifically, management is accountable for the design and implementation of sustainability-related processes and performance necessary to comply with our suite of HSEC Group Level Documents (GLDs). Internal audits are conducted to test compliance with the requirements of the HSEC GLDs. In addition, HSEC audits also address HSEC risk management and data integrity. We regularly audit the effectiveness of our management of material risks, and 25 audits were conducted in FY2013. Audit results are used by management to create action plans where the Businesses have not yet achieved full compliance with the GLD requirements. Key findings are reported to senior management; and summary reports are considered by the Sustainability Committee of the Board and, where appropriate, by the Risk and Audit Committee of the Board.
To link HSEC matters to remuneration, 15 per cent of the short-term incentive opportunity for GMC members in FY2013 was based on HSEC performance. For FY2014 performance, the weighting of this metric will move to 20 per cent. The Sustainability Committee of the Board assists the Remuneration Committee of the Board in determining appropriate HSEC metrics to be included in GMC scorecards and also assists in relation to assessment of performance against those measures. The Board also has discretion over long-term incentive opportunity for GMC members, and HSEC performance is taken into consideration. The Board believes this method of assessment is transparent, rigorous and balanced and provides an appropriate, objective and comprehensive assessment of performance. Further information on the metrics and their assessment is set out in the Remuneration Report contained in section 6 of our Annual Report 2013.
BHP Billiton Sustainable Development Governance
BHP Billiton Board
Risk and Audit
Sustainability
Committee of the Board
Committee of the Board
Executive Management*
Group HSEC
Businesses
Business HSEC Representatives
Assets
HSEC Personnel
* Authority to manage the Company is delegated to the CEO. The CEO delegates authority to committees, including the GMC, and individuals.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 9

Operating with integrity
continued
Upholding ethical business practices
Founded on Our Charter values, the BHP Billiton Code of Business Conduct represents our unqualified commitment to upholding ethical business practices. All BHP Billiton employees are accountable for acting in accordance with the Code of Business Conduct. Suppliers, contractors and partners working with or for us are also required to act in accordance with these requirements.
We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. The Code of Business Conduct makes it clear that our people may not allow any commercial objective – meeting production targets, competitive instincts or even a direct order from a manager – to compromise their commitment to working with integrity. In upholding the Code of Business Conduct, our people can be confident they are working in the right way.
Each Business, Group Function and Marketing leader has the responsibility for ensuring the requirements of the Code of Business Conduct are embedded across BHP Billiton. This is facilitated by an annual face-to-face meeting attended by employees and certain contractors to discuss the Code of Business Conduct. A training and communication plan for each area of the organisation is completed and executed each year. Business, Group Function and Marketing leaders report against these requirements on an annual basis and records of training undertaken are retained.
Across our organisation, we have in place mechanisms to raise and address stakeholder grievances and concerns. The Business Conduct Advisory Service is a worldwide service that facilitates the reporting and resolution of business conduct queries and issues. Internal and external stakeholders can access the multilingual, 24-hour hotline and online case management system and can choose to anonymously raise business conduct concerns. Contact details for the service can be found on our website at www.bhpbilliton.com. In addition, our operations have local-level community complaints and grievance processes to acknowledge, investigate and document community concerns.
Depending on the nature and severity of a concern raised, it may be deemed that it requires referral or further investigation. The management of queries, concerns and business conduct investigations are undertaken and recorded in accordance with defined processes.
In FY2013, 1,897 business conduct cases were recorded, 1,522 of these cases were raised via human resources or business representatives, with a further 375 cases raised though the Business Conduct Advisory Service. In line with our reporting requirements, we recorded 164 instances regarding harassment and equality in employment. These were reviewed; and formal investigations were conducted into 49, with seven remaining open as at 30 June 2013. Disciplinary proceedings, including termination, were instituted in 23 cases.
Business conduct cases by category
Health and safety 28%
Inappropriate workplace behaviour 27%
Alcohol, drug and tobacco use 13%
Harassment 7%
Fraud, theft or misappropriation 6%
Information systems 4%
Conflict of interest 3%
Equality in employment 2%
Property misuse 2%
Questions 2%
Other (1) 2%
Accuracy of records and reports 1%
Personal information and privacy 1%
Third parties 1%
Unfair dismissal 1%
(1) Gifts, meals, entertainment and travel, intellectual property, communicating externally, community, competition and antitrust, corruption, government relations and insider trading.
Business conduct cases by region
Australasia 60%
Africa 23%
North America 11%
South America 4%
Asia 1%
Other 1%
10 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Conducting business transparently
We care as much about how results are achieved as we do about the results themselves.
Why this is a focus area
Our long-term success is dependent upon our ability to transparently report and conduct business. We are committed to demonstrating that we are responsible stewards of the natural resources we develop and use in our operations and believe consistent and proper business conduct creates loyalty and trust with our stakeholders.
Assessing risk when entering a new country
Regardless of location, rigorous assessment processes are required for every project we consider. We respect the authority of governments; and our operations are required to work within relevant legislative and regulatory frameworks at the local, regional, national and international levels. The performance measures detailed in our Country and Sanction Risk GLD stipulate that, in countries with high risk, proposed new activities that may expose the Group to a material risk issue, such as a reputation, legal or business conduct impact, be assessed to ensure a tolerable risk profile. New activities may include establishing new trade agreements, undertaking new community investment programs, interactions with government officials, or obtaining new tenements, licences or acreage for a new region.
Anti-corruption
Regardless of the country or culture within which our people work, our Anti-corruption GLD and the Code of Business Conduct prohibit bribery and corruption in all our business dealings. Our procedures require appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures and the implementation and maintenance of specific approval requirements for corruption-sensitive transactions. We also prohibit the making of facilitation payments, which are payments involving small sums to low-level government officials to obtain routine services to which BHP Billiton is otherwise legally entitled. Following requests for information in August 2009 from the US Securities and Exchange Commission (SEC), the Group commenced an internal investigation and disclosed to relevant authorities, including the US Department of Justice (DOJ), evidence that it uncovered regarding possible violations of applicable anti-corruption laws involving interactions with foreign government officials.
As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation. The Group is fully cooperating with the relevant authorities, as it has since the US investigations commenced.
As part of the US process, the SEC and DOJ notified the Group in August 2013 of the issues they consider could form the basis of enforcement actions, and discussions are continuing.
The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics.
In light of the continuing nature of the investigations, it is not appropriate at this stage for BHP Billiton to predict outcomes. BHP Billiton is fully committed to operating with integrity, and the Group’s policies specifically prohibit engaging in unethical conduct. BHP Billiton has what it considers to be a world-class anti-corruption compliance program.
Product stewardship
We seek to work with those involved in the life cycles of our products to enhance environmental and social performances along the supply chain and to promote responsible product use and management.
Our internal audits and management systems are central to our approach to product stewardship. They allow environmental, health and safety risks regarding employees, contractors and communities to be assessed and prevented or mitigated. Many of our products are required to have a specific safety data sheet (SDS). These SDSs outline the relevant health, safety and environmental aspects of our products and are available to customers and the transporters of our products.
As our primary activities are in the extraction (and, in some cases, processing) stages of a product’s life cycle, the majority of the life cycles of our products occur after the products have left our control. Through our membership of the International Council on Mining and Metals (ICMM), we commit to implementing the ICMM Sustainable Development Framework, which requires that we facilitate and encourage responsible design, use, reuse, recycling and disposal of our products along the supply chain. We recognise there is strong business merit in implementing product stewardship programs with other participants involved in the life cycles of our products.
In FY2013, we engaged in a number of product stewardship initiatives related to the International Manganese Institute, Steel Stewardship Forum, International Aluminium Institute and Australian Petroleum Production and Exploration Association. For other commodities, including copper and nickel, we participate in the stewardship programs also incorporated within their industry associations.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 11

Conducting business transparently
continued
For uranium, we practice and follow the product stewardship principles established by the World Nuclear Association, of which we are members. These principles include supporting the safe and peaceful use of nuclear technology and promoting sustainable development for the whole industry. Product stewardship activities involving BHP Billiton range from participation in national and international programs to the transparency of allowing customers to physically audit our HSEC activities.
We take a shared approach across various aspects of the uranium life cycle where others have a direct responsibility. For example, BHP Billiton exercises direct control over the on-site packaging and storage of uranium. We share concerns about the safe and secure transportation, handling and storage of uranium from the mine site to Australian Government-approved overseas facilities. This is managed through a range of active controls and monitoring processes, including product security and transport arrangements, put in place by BHP Billiton, the overseas conversion facilities and the respective international authorities.
A number of our coal operations have participated in initiatives relevant to product stewardship, including consideration of international certifications, as well as internal and external audits, with a view to providing transparency of the HSEC activities undertaken by our operations.
Closure planning
Closure planning is a key consideration in the planning and development of our projects and operations. Operations are required to maintain Closure Plans, which describe the proposed methods to rehabilitate and remediate following resource development and also address closure obligations. The Closure Plans provide the basis for estimating the closure costs and the associated accounting for closure and rehabilitation provisions. Detailed closure planning requirements, including the issues to be addressed, accuracy of cost estimates and risks to be assessed, are described in our Corporation Alignment Planning GLD. Information on our closure and rehabilitation provisions can be found in note 18, ‘Provisions’, to the Consolidated Financial Statements in our Annual Report 2013. In addition to our projects and operating assets, we are also responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance.
An ongoing closure planning audit program, established in FY2011, focuses on the Closure Plan and associated closure cost estimate. Outcomes of these audits assist us to identify weaknesses in closure planning, improve closure plans and cost estimates, and revise closure planning governance processes.
Transparently reporting our taxes
Through our membership of the ICMM, we support the Extractive Industries Transparency Initiative (EITI). The EITI is a global initiative to improve governance in resource-rich countries through the verification and full publication of company payments and government revenues from oil, gas and mining. We are committed to supporting and cooperating in the implementation of country-level EITI Work Plans as our host countries progress the initiative.
In line with our support for the EITI, we have reported payments of taxes and royalties derived from resource developments on a country-by-country basis. We have presented the data as the taxes and royalties that we pay as BHP Billiton (such as corporate income taxes and royalties) and also those that we collect on behalf of employees. Data is available on page 44 of this Report.
Our payments to governments in the past year included US$11.9 billion in company taxes, royalties and certain indirect taxes and approximately US$1.6 billion in taxes collected on behalf of employees. More than 99 per cent of our payments are made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.
12 | BHP BILLITON SUSTAINABILITY REPORT 2013

People
Our people are the foundation of our success, and their health and safety come first.
Governance People Environment Society
128,800
employees and contractors
4.6
total recordable
injury frequency
Our approach
Throughout FY2013, our workforce comprised approximately 128,800 employees and contractors. Their safety and health and that of the broader communities in which we operate are central to the success of our organisation. Regardless of where our people are located, the area of the organisation in which they operate or the type of work they undertake, we strive to create a working environment that is free from occupational illness or injury.
Employing and developing talented and motivated people who share Our BHP Billiton Charter values is critical to our long-term success. Each individual brings unique skills, experience and perspectives; and we recognise that we are strengthened by diversity. We are committed to providing a work environment in which everyone is treated fairly and with respect and has the opportunity to maximise their potential.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 13

Keeping our people and operations safe
We are focused on identifying and managing our material risks to protect our people and improve the safety of our operations.
Why this is a focus area
The safety and health of our people is core to every aspect of our business. Having our people return home safe and well at the end of every working day and enabling them to end their working life fit and healthy are central to everything we do. This is reflected in the processes and controls we have in place throughout our organisation.
Managing our safety risks
We remain vigilant in our focus on material safety risks, ensuring we have the appropriate controls in place to address these risks and that our people are appropriately trained. We focus on improving our workplaces, using the recognised hierarchy of controls and work practices to minimise the reliance on personal protective equipment (PPE), which we provide to employees and contractors as required.
Across the whole organisation, we are looking to simplify the way we manage safety and improve our focus on the identification and management of our risks. Our Fatal Risk Controls Group Level Document (GLD) details the steps required to identify, assess and control seven key risk areas for our organisation: vehicles and mobile equipment, explosives and blasting, ground control, hazardous materials, isolation and permit-to-work, work at height, and lifting operations. The controls that we implement to address these risks are consistent with Articles 6 to 12 of International Labour Organization (ILO) Safety and Health in Mines Convention, 1995 (No. 176).
Our operations are also required to have systems in place to identify, manage and effectively respond to foreseeable crises and emergencies. Collectively, these requirements are designed to enable our operations to safely return to full function as soon as possible.
Businesses, Group Functions and Marketing are required to undertake annual assessments to verify critical controls are effective in managing each material risk. During FY2013, we increased our focus on assessing the effectiveness of controls for material risks, which required us to assess whether the critical controls were being deployed as designed and to the standard required.
Following the review of material safety risks that were recorded in the Group Material Risk Register, several studies were undertaken to further assess whether the events, risk ratings and critical controls to manage the risks associated with fire at underground hard rock mines, fire and explosion at underground coal mines, and underground personnel conveyance shaft systems were appropriate. These studies identified opportunities for improvement, which are being assessed for implementation by the relevant operations.
We continued on our path to ensuring all new leased and purchased light vehicles utilised across our operations have a five-star New Car Assessment Program (NCAP) safety rating and worked with manufacturers to understand existing and future safety technologies to encourage their adoption into the types of vehicles used in our operations.
14 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Technology reducing risks associated with surface mining
Automation has the potential to lead to improvements in workplace health and safety through reducing the exposure of our people to material risks. Risks associated with mining include light vehicle and large vehicle interactions, potential exposure to dust, noise, whole body vibration and ergonomic-related risks.
In the future, we expect to see deployment of new technologies and mining methods in some parts of our business, including driverless truck fleets and operations controlled from Integrated Remote Operations Centres. These will lead to improvements in productivity, safety and environmental performance. At our Western Australia Iron Ore Asset, a number of our Pilbara operations are being monitored and controlled from one central facility in Perth, located approximately 1,000 kilometres away from the mine site.
Our safety performance
Our expectation for safety and health outcomes and for definitions that classify incidents is that they are applied uniformly across our workforce. We adopt the United States Government Occupational Safety and Health Administration (OSHA) guidelines for the recording and reporting of occupational injuries and illnesses.
Our FY2013 total recordable injury frequency (TRIF) performance of 4.6 per million hours worked improved by two per cent compared with 4.7 in FY2012. While we continue to see year-on-year improvement, we recognise that TRIF is principally an indicator in highlighting broad personal injury trends, and we are reminded by the three work-related fatalities suffered in FY2013 that lower injury rates alone will not prevent fatalities. It also reinforces our efforts to improve the identification and management of material health, safety, environment and community (HSEC) risks.
Critical controls are identified for material HSEC risks and must be implemented and managed so that material risks are well controlled. To monitor the effectiveness of these critical controls, they are established and then tracked through business systems, such as 1SAP and internal audit processes. The ability to monitor the effectiveness of critical controls prior to a potential event occurring provides the organisation with a leading indicator for the control of these risks.
Total recordable
injury frequency
8.0
6.0
4.0
2.0
0
4.6
FY2009
FY2010
FY2011
FY2012
FY2013
BHP BILLITON SUSTAINABILITY REPORT 2013 | 15

Delivering disciplined, safe operations in the Chilean Andes
The resources industry continues to experience incidents associated with the use of aircraft to support exploration and development activities. At BHP Billiton, we are maintaining a close focus on the controls required to manage the risks associated with these activities.
The results from an extended helicopter-enabled exploration program in remote regions of the Chilean Andes demonstrate how our focus on identifying, implementing and verifying the critical controls for material risks supports safe outcomes.
A constant focus on verifying that the critical controls were executed as designed and to the level of quality required allowed any controls that could be improved to be quickly identified and investigated and corrective actions to be put in place. After 5,340 flights, 7,490 people movements and the transportation of almost 600 tonnes of equipment and supplies, the exploration activity was undertaken in 2011 and 2012 without major incident or injury.
Managing our aviation risks
Aviation is a significant material safety risk, as we move over 450,000 people each year by chartered aircraft. We use two key assurance processes for the selection and use of contracted aircraft operators: the Basic Aviation Risk Standard (BARS) audit program managed by the Flight Safety Foundation (FSF) to verify design effectiveness and our own operational reviews to validate operating effectiveness, which are undertaken by our aviation specialists. The continued use of this approach, combined with the review of BHP Billiton and industry incidents, provides the basis for continued improvement of the control and management of our aviation risks.
After experiencing three pressurisation incidents since May 2011, we worked with the FSF and industry colleagues through the BARS program to increase industry standards. As an added control, pressurised aircraft are now required to adopt aural cabin pressure warnings (when available for the aircraft type) to help eliminate incidents related to pressurisation failure.
Responsibly undertaking deepwater drilling
Deepwater oil and gas exploration is an important aspect of our worldwide business. Our skilled drilling professionals use comprehensive and proven processes and systems to conduct deepwater drilling operations in a safe manner that complies with the regulations where we operate and our own strict requirements. We maintain common worldwide standards, cultivate a culture of continuous improvement and focus on reducing risk in all of our offshore oil and gas drilling operations.
16 | BHP BILLITON SUSTAINABILITY REPORT 2013

Focusing on the health and wellbeing of our people
Our priority is to control occupational exposures at their source and provide a healthy work environment for our people.
Governance People Environment Society
Why this is a focus area
The acute and immediate nature of serious accidents can make them an obvious health and safety focus; however, the life-altering disabilities that can result from chronic exposure to health risks are equally serious.
Identifying our health risks
Health risks faced by our people include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. During FY2013, we have focused on the ongoing identification and management of material health risks across our organisation.
In line with our commitment to providing a safe and healthy work environment, we expect our people to function at an acceptable level of performance and require that they are not impaired by illegal or legal drugs, including alcohol, while at work or when conducting Company business. Drug and alcohol screening is conducted to minimise the risk of related incidents and injuries. Our employees and contractors are informed of, and accept, their responsibility to be fit for work; and we have developed drug, alcohol and fatigue management education programs at our operations to minimise risks associated with these health issues.
Managing our occupational exposures
Our operations are required to establish, understand and maintain an exposure risk profile to harmful agents for employees and contractors and to identify the need for exposure controls and medical surveillance programs. We establish our own occupational exposure limits (OELs) when we believe local regulatory limits do not provide adequate protection for workers’ health. If a potential exposure to harmful agents exceeds 50 per cent of the OEL, medical surveillance is required to be implemented to identify potential illness or health effects at an early stage and to provide feedback as to whether the exposure controls we have in place are functioning as designed.
Our priority is to control occupational exposures at their source, and we are focused on improving our occupational exposure controls to offer greater protection and further improve our performance. In those situations where we cannot control the source, a range of measures are employed, including the provision of PPE to safeguard our people. In FY2013, we set a target to reduce potential occupational exposure (1) to carcinogens and airborne contaminants by 10 per cent by FY2017.
In FY2013, we had a 5.7 per cent (2) decrease in the number of potential exposures to carcinogens and airborne contaminants. This decrease was driven by the successful implementation of exposure reduction initiatives at two of our coal operations. It was also influenced by a reduction in head count at our copper operations and by small reductions in exposures at our nickel operations in Australia. Exposures could therefore rise again if our head count increases or if the small changes in nickel exposure are not sustainable. The overall decrease in exposures was adversely impacted by an increase in dust exposures at our aluminium operations in South Africa, primarily due to major maintenance work following an unplanned potline outage dating from the March 2012 quarter.
The review of our OELs is a continual process and is supported by scientific evidence and independent review. External OELs have traditionally been set at levels believed to prevent adverse health effects; however, the approach to setting OELs is evolving. For example, exposure limits for carcinogens are being driven towards achieving ‘no observable adverse effect levels’ rather than an ‘acceptable risk’ approach.
In FY2013, following a review of scientific literature that demonstrated adverse health effects of occupational coal dust exposure at lower levels than previously recommended, we reduced our OEL to 2mg/m3. Similarly, following new scientific analysis of potential health effects from nickel exposure, we have implemented a 50 per cent reduction in our nickel OEL. We have acted ahead of possible future nickel OEL reductions to be implemented by regulatory agencies in the regions in which we operate, and we now enforce the lowest nickel OEL of our major peer companies. We are continuing to identify and implement exposure reduction projects, and we have respiratory protection programs in place to protect our personnel.
From a precautionary perspective and in the absence of regulatory-driven OELs in many countries, we have had an internal diesel OEL in place for a number of years. The International Agency for Research on Cancer upgraded their classification for diesel exhaust particulate from a probable to a known lung carcinogen in 2012. In response to this decision, we performed a comprehensive review, including independent analysis. Through this process, we determined that our present OEL was appropriate. Nevertheless, our Businesses are applying an ‘as low as reasonably practicable’ approach to further reduce diesel exhaust exposures across our operations.
(1) For exposures exceeding our baseline occupational exposure limits if not for the use of PPE.
(2) Occupational exposure data for the divested EKATI Diamond Mine Asset is not included.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 17

Focusing on the health and wellbeing of our people
continued
One example is the use of microfiltration to remove solid particulate matter from diesel fuel, which ultimately results in a cleaner fuel and lower particulate matter in emissions. In addition, and consistent with our OEL review framework, continuous surveillance of the science to identify any new information that may warrant a change in our approach is being undertaken.
Preventing occupational illness and disease
It is important that our people are fit for work, and we require our operations to have systems in place to minimise the risk of exposures, incidents and injuries. We are continuously working to reduce the potential for chronic exposure to health risks that can lead to life-altering disabilities.
Recent studies continue to link both shift work and sedentary work to serious disease. However, research to date does not prove causality, as alternative lifestyle-related causes, such as diet, exercise and smoking, presently cannot be excluded. We will continue to monitor these issues in the scientific literature, and in the meantime our Businesses are implementing activities designed to reduce lifestyle-related risk factors, and screen for disease, including a health awareness campaign at one of our coal operations in South Africa, and healthy food options and light exercise opportunities at our South American copper and nickel operations.
In FY2013, the incidence of occupational illness was 47.9 cases per 10,000 employees, an increase of 1.7 per cent compared with 47.1 cases per 10,000 employees in FY2012 (1). Since FY2011, we have seen an increase in the reporting of musculoskeletal illnesses and a decrease in noise induced hearing loss (NIHL) case reporting. This change in reported cases has largely been driven by improved application of the OSHA reporting guidelines. In instances when a person is identified as having a work-related illness or injury, we work with them to manage their individual circumstance.
Occupational illness incidence (1)
Occupational illness per 10,000 employees
0
10
20
30
40
50
FY2009
FY2010
FY2011
FY2012
FY2013
10.2
24.8
12.9
Other illnesses
Musculoskeletal
Noise-induced hearing loss
(1) From FY2013 onwards, incidence of occupational illness is calculated on the average number of employees. This has been applied retrospectively to prior reporting years.
Noise-induced hearing loss
NIHL is a significant issue for the resources industry. Heavy equipment, drilling and blasting activities, and confined work environments are some of the factors that contribute to noise levels across our operations. In FY2013, we reported 51 new cases of NIHL, down 42.7 per cent on FY2012. In FY2012, an internal audit identified that some cases of NIHL had not been recorded as required by our framework. This led to a number of previously unrecorded legacy cases being captured and restated for FY2011, and additional cases being recorded for FY2012.
In areas of our organisation where we are unable to reduce noise to an acceptable level through the implementation of engineering controls, we adopt a hearing conservation approach incorporating the provision of PPE, education and audiometric testing to effectively control noise exposure and its impact. Some of our operations adopt custom-made hearing protection devices, which are individually fitted to optimise their protective capacity. Noise attenuation programs to retrofit noise control equipment to older mining trucks and ancillary equipment are in place, and we are working with an equipment manufacturer to design and supply new equipment with factory-installed advanced noise control technology. Through these actions, we are aiming to see a measurable reduction in the number of NIHL cases over the coming years.
Musculoskeletal illness
Our employees and contractors are exposed to hazards and risks, such as manual handling, heavy physical work, fixed work postures, sedentary work, frequent bending and twisting, lifting and forceful movements, repetitive work and vibration, that may contribute to musculoskeletal illness. Such illness could result from a single activity or action, but may be cumulative and associated with tissue damage over a longer period.
In FY2013, we reported 125 new cases of musculoskeletal illness, up 31.6 per cent on FY2012. This was in part due to an improvement in the definition of a musculoskeletal illness versus an injury, which resulted in a number of our operations reviewing their classification processes, and has subsequently led to an overall increase in reported musculoskeletal illnesses.
Where possible, we have minimised these risks through engineering solutions, such as equipment design, vehicle design and suspension, vehicle condition and maintenance, seat design and maintenance, cabin layout and design and road maintenance, and through administrative controls, such as vehicle speed. Our operations are also addressing potential musculoskeletal illness through exercise and wellness initiatives and the identification and control of ergonomic health risks.
18 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Wellbeing initiatives helping people be fit for work and life
Harmful use of alcohol, use of illicit drugs and other unfavourable lifestyle factors (tobacco use, insufficient physical activity and unhealthy diet) can have an impact on an individual’s fitness for work and productivity. These factors are recognised as contributing to diseases, such as cardiovascular disease, cancer, lung diseases, arthritis, obesity, mental illness and obstructive sleep apnoea.
Across our operations, we are addressing these issues through our drug, alcohol and fatigue education programs.
We also provide healthy options in our food services, run anti-smoking campaigns and provide the opportunity for daily low-impact exercise.
In our Chilean operations, ‘Active Pause’ is seeing heavy machinery operators and administrative personnel take a moment out of their day to undertake gentle stretching exercises. Guided by a trainer, small groups come together with their colleagues and enjoy the benefits of light exercise. The initiative has been put in place to assist with addressing fatigue, musculoskeletal disease and general employee wellbeing.
Fatigue
In many of our operations, the potential exists for our people to be exposed to situations that lead to fatigue. Fatigue can directly affect health, create safety risks, affect productivity and have broad-reaching effects on the wider community. We encourage our people to be aware of their own personal signs of fatigue and to be well rested prior to commencing work. Our operations are required to provide fatigue management and awareness training.
Our objective is to reduce the potential for fatigue in our people and to mitigate its effects. Our operations are required to identify causes of fatigue, assess fatigue-related risks and implement controls to manage the identified risks. We have implemented programs to assist workers in combating fatigue by providing information in relation to diet and exercise, and educating workers and their families regarding the need for good sleep opportunities. A number of our operations also utilise fatigue monitoring technology that is designed to detect fatigue early, before it leads to an incident.
Serious disease
Serious diseases that affect the broader community are a concern for our workforce and host communities and are a risk to our operations. Operations with a high exposure to serious diseases, such as HIV/AIDS, malaria and tuberculosis, have prevention and risk-control programs to help manage the impact of disease and assist in caring for our employees and the people living in our host communities.
In some communities where we operate, such as South Africa and Mozambique, the incidence of HIV/AIDS is among the highest in the world. For many years, we have adopted an active approach to managing the disease within our workplaces, drawing upon the ILO Code of Practice on HIV/AIDS and the World of Work. This includes conducting education programs, offering voluntary testing and counselling programs under the strictest confidentiality and seeking to provide appropriate access to medical care for employees and their dependants.
BHP Billiton sustainability report 2013 | 19

Developing our people
We are successful when our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Why this is a focus area
Throughout FY2013, our workforce comprised 49,496 employees and 79,330 contractors working at 141 locations in 26 countries, reflecting the global nature of our organisation. Employing and developing people with exceptional skills and who share Our Charter values is critical to our long-term success. We also believe it provides a competitive advantage.
Focusing on diversity and inclusion
We strive to achieve diversity, in all its forms, at all levels of the organisation. We believe a diverse workforce is necessary to deliver our strategy, which is predicated on diversification by commodity, geography and market. Our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live.
Our current Board of Directors comprises 13 members, two of whom are female, seven nationalities are represented and all are aged over 50 years. Our overall gender diversity is comprised of 17 per cent females and 83 per cent males. The Board believes that critical mass is an important driver of a more diverse workplace. The Board has set a goal of increasing the number of women on the Board to at least three. Pay equity across our 366 senior leaders is based on skills, experience and size of role; the male-to-female salary ratio is 1.066:1.000.
In FY2013, we established three measurable diversity objectives that sought to enhance our diversity profile. Achievements against these objectives are set out below.
Firstly, we embedded diversity and inclusion in the behaviours that demonstrate Our Charter values through Our Charter Values in Action. Our Charter Values in Action outlines the behaviours we expect all employees to demonstrate, and includes specific behaviours that support diversity and create a collaborative and inclusive work environment. Our Charter Values in Action is an integral element to our performance management process. Employees are assessed against Our Charter Values in Action, and feedback and coaching are provided.
Secondly, we implemented targeted initiatives to attract graduates focused on specific disciplines, to increase the proportion of female graduates hired year-on-year. This builds on our FY2011 commitment, where we reviewed our graduate recruitment process and implemented actions to address low female representation. In Australia, the graduate recruitment campaign incorporated a number of new initiatives. This included digital media advertising, active promotion of female opportunities with university faculties and specifically featured opportunities for women in our marketing materials and events. Female representation in the graduate program, as a percentage of intake, increased in the Australasia, North America and Asia regions.
Thirdly, our Businesses, Group Functions and Marketing were required to develop and implement a multi-year diversity plan. Considerable progress was made throughout FY2013. Examples of our work and achievements include targeted recruitment initiatives to increase representation of female and ethnically diverse employees; training sessions on unconscious bias and diversity and inclusion; targeted sourcing strategies for high-potential females; execution of specific diversity activities led by business champions. In addition, the 2013 Accelerated Leadership Development Program (ALDP) comprised 41 per cent women. This is a significant improvement on the 29 per cent female representation in the 2010 ALDP.
During FY2014, we aim to continue enhancing our diversity and gender profile. We will further refine our graduate recruitment approach, incorporating initiatives to increase the proportion of female graduates hired across our organisation. Each Business, Group Function and Marketing will continue to deliver against their multi-year plans. In addition, we will execute our Group-wide diversity and inclusion strategy and actions that focus on further promoting a work environment of inclusion that embraces and effectively leverages the diversity of our people. As in previous years, the Board has endorsed our objectives. Successful completion of these will be taken into account to assess performance and determining bonus remuneration. Employees by region
Australasia 44%
South America 24%
Africa 19%
North America 10%
Asia 2%
Europe <1%
Contractors engaged at our owned and operated assets by region
Australasia 41%
South America 35%
Africa 14%
North America 8%
Asia 2%
Europe <1%
20 | BHP Billiton sustainaBility rePort 2013

Governance People Environment Society
Working in remote locations: it is all about choice
In recent years, a lot of attention has focused on fly in, fly out (FIFO) and drive in, drive out (DIDO) workforce practices associated with the resources industry.
The remote nature of many of our operations often means that there is not the number of required employees and contractors with appropriate skills living in these regions. Housing availability in these locations and our short-term labour needs also require us to widen our recruitment options. In competitive labour markets, such as those in Australia, being able to offer accommodation and lifestyle choices to people is paramount and necessary to attract the qualified workers we need. Qualified workers bring specialised skills and are fundamental in assisting to advance our safety, production and financial performance. Like other flexible working arrangements, we consider FIFO and DIDO an extension of the choices available to our workforce.
In early 2013, the Australian Government released a report following its inquiry into FIFO and DIDO work practices. The inquiry highlighted a need for greater empirical evidence to enable effective policy responses to be generated and identified a number of key areas for corporate action.
Certain actions to address these have already been implemented in BHP Billiton, and others are currently being considered or trialled by our Businesses. These initiatives include a bus in, bus out service at a number of our operations in Queensland, Australia, to address fatigue and congestion-related traffic incidents potentially associated with DIDO; small business capacity-building initiatives; social impact assessments and community development plans; and FIFO/DIDO family networking sessions to support employees and their families.
While the range of safety, financial, social and psychological benefits and impacts of FIFO/DIDO are not fully clear, we have taken steps to address those that we see as most pertinent and are working to apply best practice in FIFO/DIDO integration globally.
We strive to accommodate the balance between work and lifestyle sought by our people. Many within our workforce prefer the flexibility and lifestyle afforded by FIFO/DIDO arrangements, while others prefer a residential lifestyle. Both create challenges and opportunities, which we are working with our people to address and to leverage.
www Working in remote locations: it is all about choice
Recruiting our people
Recruitment is managed on a local basis by each area of our organisation, and employment is offered on merit. Every person applying for a job is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment with Our Charter values.
In some jurisdictions targeted affirmative action through such programs as Indigenous employment and training and Black Economic Empowerment may be required to address historical imbalances and past discrimination.
Our Businesses, Group Functions and Marketing are required to undertake resourcing activities that meet current and future human resourcing requirements and are aligned with the broader business strategy. We seek to prioritise strong internal candidate representation for roles, supplemented by external recruitment, where we target the local labour market. In FY2013, where the practice is to recruit locally, 52 per cent of our people, including 28 per cent of our management (1), were drawn from the local community (2). However, the remoteness of many of our operations means we are often unable to employ enough appropriately skilled local people to meet our requirements. This can result in operations employing people who work on-site and choose to reside outside the community; this is generally known as a FIFO workforce.
(1) Management includes senior leaders and managers at assets with local employment policies in place.
(2) Local community is defined at the operation level and varies as a result of local terms and conditions, but generally relates to the employee’s place of birth relative to the location of the operation.
Developing and training our people
We value promoting from within and seek to build a high-performance organisation, while investing in our own people. We develop the skills and capabilities of our workforce through regular performance reviews combined with training and development programs. Our transparent reward practices and processes are designed to ensure performance is measured on fact-based outcomes and to reward people for what they achieve and how they achieve it.
In FY2013, 68 per cent of employees participated in a formal performance review process. This process includes a review of an employee’s development plan, which may include participation in training and development programs to maximise their performance and potential. Due to the structure and provisions of some industrial agreements, not all employees participate in individual performance reviews.
Across our organisation, we are focused on providing pathways and development opportunities for our people. In FY2013, on average each employee received 40 hours of training. At a Group level, the Executive Leadership Program for all senior leaders is run periodically. Training and development programs are designed and implemented at the operation level to support local requirements. As part of the mandatory induction process, employees and certain contractors receive training in health and safety, Our Charter and the BHP Billiton Code of Business Conduct, which includes the Company’s position on anti-corruption.
BHP Billiton sustainability report 2013 | 21

Developing our people
continued
Fostering mutually beneficial relationships
Relationships with our employees and our other stakeholders are built on mutual respect. Due to the breadth and geographic diversity of BHP Billiton, our Businesses, Group Functions and Marketing operate under a number of legislative regimes and our employment arrangements range from collective to individual employment contracts. We recognise the right of our employees to freely associate and collectively bargain where they choose to do so. In FY2013, 52 per cent of our employees were covered by collective arrangements.
Labour unions are represented at many of our operations. We engage in direct communication and respond to issues raised by unions, including those related to health and safety matters, remuneration, working hours and roster arrangements. We also work closely with contracting companies and encourage them to ensure their employee relations are governed in a manner consistent with Our Charter and the Code of Business Conduct.
In line with our employee relations approach, we believe having employees directly engaged with the Company and aligned with our goals is the most effective way of ensuring harmonious operations. In instances where we do encounter industrial disruption, our aim is always to minimise the impact on our customers in line with our commitment to shareholders and, above all, to maintain the safety of our employees and contractors.
In FY2013, there was a labour strike of more than four weeks’ duration at Cerrejón, a non-operated asset in Colombia. Our Australian-based BHP Billiton Mitsubishi Alliance (BMA) and Illawarra Coal assets also faced industrial action during enterprise agreement negotiations. BMA had minor industrial action in early July ahead of finalising its enterprise agreement, which was subsequently ratified by Fair Work Australia in October 2012. Illawarra Coal also faced intermittent industrial action during enterprise agreement negotiations that have now been resolved.
From time to time, we provide comment in response to enquiries and other reviews regarding work place legislation and regulations. We are committed to fully complying with legislative requirements across the jurisdictions in which we work. In addition to legislative requirements, BHP Billiton’s labour agreements include the required minimum notice periods for termination of employment, which vary from one week to six months, depending on the employee’s location and role. Our objective is always to ensure the regulatory frameworks are workable and fair to both employees and employer.
Our changing organisation
We manage significant organisational change in a coordinated manner across the Group and consult with our employees about changes that affect them. We then seek input and guidance where possible. If employees require further counsel, we have a free 24-hour Employee Assistance Program, designed to assist employees or any member of their immediate family deal with issues that may be affecting their life and work.
In FY2013, following the retirement of Marius Kloppers and appointment of Andrew Mackenzie as Chief Executive Officer (CEO), a number of changes were made to the Group Management Committee (GMC) and organisational structure.
Our previous Customer Sector Groups were consolidated into five Businesses: Petroleum and Potash; Copper; Iron Ore; Coal; and Aluminium, Manganese and Nickel.
The five Business leadership roles were filled internally by executives with deep operational experience, highlighting our considerable people pipeline, our focus on promoting from within and disciplined approach to succession planning.
These five Business leadership positions form part of the GMC and bring the operations closer to the CEO. Combined with the appointment of the Group Function Presidents, this ensures greater alignment between strategic and managerial leadership and reflects our continued commitment to operational and functional excellence.
Other significant organisational changes that occurred in FY2013 included:
The sale of our diamonds business, comprising our interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Dominion Diamond Corporation (formerly Harry Winston
Diamond Corporation).
The sale of our non-operated interest in our South African-based Richards Bay Minerals to Rio Tinto.
The sale of our wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation.
The agreement to sell Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp.
An operational review and temporary cessation of production at our BMA open-cut Gregory mine in Queensland, Australia.
22 | BHP Billiton sustainability report 2013

Environment
We seek to minimise the environmental impact of our operations and contribute to lasting environmental benefits.
Governance People Environment Society
294,000
tonnes of CO2-e abated through Business greenhouse gas reduction projects
54
projects implemented to reduce our impact on water resources
2
projects of international conservation significance established
Our approach
We own and operate a diverse range of Businesses in different countries and ecosystems around the world. We continue to improve our understanding of the sources, scope, extent and impacts of our natural resource use and we transparently report our performance.
Our approach to environmental management is based on the robust identification, assessment and control of material risks across all phases of our business, from exploration to development, operation and closure. We aim to avoid or, where this is not possible, minimise our impacts, while contributing to lasting environmental benefits across the regions where we operate. Where we can, we implement opportunities to minimise resource use and avoid pollution or contamination.
Where unacceptable impacts remain, we focus on implementing compensatory actions to address residual impacts on the environment. In addition to our direct environmental management actions, we pursue opportunities, such as conservation, to deliver lasting environmental benefits. Throughout this process, we engage with stakeholders and take their perspectives and knowledge into account in our decision-making.
In FY2013, to provide guidance for the future, we completed a high-level review of medium-term to longer-term environmental trends and assessed the implications of these trends for our Company. The three key trends identified were: increasing natural resource scarcity, climate change and accelerating ecosystem degradation. The outcomes of this review support the continued development of our environmental approach. This work also reinforces the need for our operations and projects to assess the risks of a changing climate, to consider the broader impacts of their activities at a regional level and to address the impacts these trends may have on stakeholder expectations.
BHP Billiton sustainability report 2013 | 23

Climate change and energy
As a global organisation operating in an energy-intensive industry, we are actively managing risks associated with climate change.
Why this is a focus area
We believe the mainstream science of climate change is correct; human activities are having an impact on our climate, and this may pose risks to our social and economic wellbeing. We recognise that we have a responsibility to constructively engage on climate change issues.
Managing the potential impacts of climate change
Potential physical impacts of climate change on our operations may include changes in precipitation patterns, increased storm intensities and higher average temperatures, which may adversely affect the productivity and financial performance of our operations.
As we look to the future, we anticipate climate change will place further pressure on natural resources as a result of increasing temperatures and more frequent extreme weather events, such as drought and floods, which in turn will have implications for biodiversity.
Regulations to control greenhouse gas (GHG) emissions can impact operational costs, particularly for more GHG-intensive assets, as well as impacting demand for fossil fuel products such as coal and gas. In the medium and long term, we are likely to see changes in the costs associated with our GHG-intensive assets as a result of regulatory requirements in a number of the countries where we operate, which may also have implications for our suppliers and customers. Inconsistency of regulations, particularly between developed and developing countries, could affect the investment attractiveness of assets in different jurisdictions.
By understanding the risks and opportunities of climate change and how these affect our organisation, we believe we can reduce our own impact on the environment and make a positive international contribution to the issue. A detailed discussion of regulatory, physical and other climate change risks and opportunities is included in BHP Billiton’s 2013 response to the Carbon Disclosure Project (CDP) Investor Request on www.cdp.net.
24 | BHP Billiton sustainability report 2013

Governance People Environment Society
Engaging in policy development
The issues associated with climate change continue to be a challenge for governments, communities and industries around the world; and it seems a global solution to climate change is some time away. Until then, nations are likely to continue to pursue their domestic GHG emissions reduction efforts to establish low-carbon economies, balancing their needs to ensure a reliable energy supply and sustainable economic growth.
We engage with policy makers on climate change policies in the key regions where we operate, including Australia, South Africa and South America. In FY2013, we engaged with Australian policy makers on the implementation of the Australian Government’s carbon price legislation.
Governments globally are considering a variety of legislative and regulatory options to mitigate GHG emissions. In our view, assessing these options requires an understanding of their likely effectiveness, scale and cost, as well as their implications for economic growth and quality of life. Our position is that any policy response should be broad-based and use a portfolio of complementary measures to deliver abatement. We believe that the diversity of our portfolio, combined with actions focused on emissions abatement, will position us well to manage future policy developments.
We have developed six principles to outline what we think any climate change policy should encompass to best tackle carbon emissions reduction:
Clear price signal – ensuring that the carbon price signal reaches consumers such that consumption is reduced and investment choices are made that favour low-carbon alternatives.
Revenue neutral – returning aggregate revenues raised to individuals and businesses impacted by the carbon price that maximally offset the impact of increased carbon costs.
Trade friendly – rebating emissions costs for trade-exposed products during the transition to a global system prevents emissions simply being transplanted to other countries where emissions prices are lower.
Broad-based – covering the broadest possible range of both carbon emission activities and low-carbon energy options in any plan ensures the largest base for emissions reduction.
Predictable and gradual – ensuring that future carbon costs are predictable facilitates investments that reduce emissions; a gradual change in price gives the economy time to adjust.
Simple and effective – including mechanisms, singly or in combination, that are easy to implement and effective at reducing carbon emissions.
We continue to hold the view that a price on carbon is just one of the potential policy measures that governments can adopt to address climate change. Independently, we maintain a Carbon Pricing Protocol, an internal mechanism for pricing carbon and determining carbon price impacts on our greenfield and brownfield developments and on mergers and acquisitions. Our Carbon Pricing Protocol includes a range of prices for developed and developing countries, based on likely scenarios of government requirements and technology deployment, as well as the associated costs and economic impacts. Our valuations for investment decisions and planning processes include the expected impacts of carbon emissions (both cost and price impacts). The Carbon Pricing Protocol is updated annually to reflect internal and external carbon price modelling and the proposed treatment of carbon permits in countries where we operate.
Reducing greenhouse gas emissions
We strive to continually improve energy and GHG management. At our operations where emissions exceed or are anticipated to exceed 50,000 tonnes of CO2-e per annum, we require an Energy and GHG Management Plan to be implemented and maintained. In FY2013, over 90 per cent of our operations had emissions above this limit and they were required to identify, evaluate and implement energy efficiency and GHG-reduction projects.
We are committed to delivering emissions abatement opportunities and transparent public reporting of our emissions. In FY2013, we set an ambitious target to maintain our FY2017 GHG emissions below FY2006 baseline levels, while we continue to grow our business. In order to achieve our target, we intend to focus on the continued implementation of identified abatement opportunities by our Businesses. Without this focus, we forecast that our absolute emissions would exceed the FY2006 baseline as a result of growth across our organisation.
In FY2013, our GHG emissions have increased by 6.5 million tonnes (Mt), predominantly due to increases across our Aluminium and Onshore US operations. Maintenance downtime due to torrential rain caused supply interruptions of hydropower to our Mozal aluminium smelter. This resulted in a GHG emissions increase of 3.6 Mt as the operation switched to coal-fired power supply. Continued development of the Onshore US unconventional oil and gas operations increased emissions by 1.6 Mt. We remain in line with our FY2017 target, with emissions lower than our FY2006 baseline. Of the assets that committed to implementing abatement projects in FY2013, 64 per cent of them did not achieve this due to resource and other constraints. This was partially offset by strong performance at three of our Copper assets, which exceeded their GHG abatement targets this year.
www Improving our energy and greenhouse gas management
Greenhouse gas emissions (1)
millions of tonnes CO2-e
0 10 20 30 40 50
FY2009
FY2010
FY2011
FY2012
FY2013 22.0 24.7
FY2006 Baseline (4)
Scope
2 (2)
Scope
1(3)
Greenhouse gas emissions by source (1)
Electricity 53%
Fugitive 16%
Distillate/Gasoline 12%
Coal and coke 7%
Natural gas 7%
Other 5%
(1) Measured according to the World resources institute/World Business Council for sustainable Development Greenhouse Gas Protocol.
(2) Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.
(3) Scope 1 refers to direct GHG emissions from controlled operations.
(4) Fy2006 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.
BHP Billiton sustainability report 2013 | 25

Climate change
and energy
continued
Supplying, accessing and efficiently using energy
Mining and producing the resources required to meet the world’s energy needs and materials for growth requires and uses large amounts of energy. For generations, coal has been a key energy resource; and while no-one can accurately predict future shifts in policy, technology and markets, we agree with forecasts that coal’s share of the global energy mix will decline over time. The diversity of our portfolio, which includes gas and uranium, uniquely positions us to manage and respond to changes, as they have a positive role to play in a carbon-constrained world. Accessing a secure supply of energy is necessary for our continued growth. Many factors influence our ability to access energy, including increased global demand, issues related to local generation, transmission of power, and political and regulatory uncertainties. We are addressing these risks and securing energy supply through improving the energy efficiency of our operations, negotiating long-term contracts with energy providers and using diverse power sources.
Our total energy consumption was up 10.2 per cent on FY2012, largely driven by increased production at our Worsley and Onshore US operations. Within Australia, in compliance with the national Energy Efficiency Opportunities (EEO) Act 2006, we progressed a number of energy efficiency measures. One example is at our Kalgoorlie nickel smelter, where we have implemented a system to control the amount of air utilised in the acid plant to convert sulphur dioxide into sulphuric acid. Previously, vast amounts of electricity were consumed to draw in excess amounts of air for use in the plant. However, through the implementation of an automated air dilution system, energy savings of approximately 23 terajoules per year have been achieved. The results of our participation in the EEO program for FY2013 will be available online in December 2013 at www.bhpbilliton.com.
Total energy use
Petajoules (PJ)
0
50
100
150200250
300
350
FY2009
FY2010
FY2011
FY2012
FY2013
325
Energy use by source
Electricity 36%
Distillate/Gasoline 24%
Natural gas 20%
Coal and coke 11%
Other 9%
Making draglines more energy efficient and productive
An innovative project to reduce energy consumption, improve dragline operation and increase diagnostic and preventive maintenance is improving the energy efficiency and productivity of draglines at our Peak Downs mine in Queensland, Australia.
A newly developed interface screen is providing dragline operators with real-time feedback as to when certain motions (drag, hoist and swing) generate and export power back into the electricity grid. This has enabled the site to capture and explain the energy usage of each individual machine through quantified data, which was not previously recorded on-site, and to monitor carbon emissions in real time.
The project has demonstrated that, by refining operator technique, ensuring machines are efficiently tuned and maintaining correct bucket rigging configurations, significant energy savings and production gains can be made. The project has now been rolled out across the entire dragline fleet at Peak Downs mine and is allowing the site to quantify the exact amount of energy being imported and exported by each dragline, improving both the energy efficiency and operational effectiveness of the equipment.
26 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Biodiversity and
land management
We aim to deliver lasting benefits to the environment and communities by improving natural resource management and enhancing biodiversity.
Why this is a focus area
Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible and sustainable manner. We depend upon biodiversity and the related benefits derived from ecosystems, such as food, air and water. As our operations expand, we may enter regions of greater environmental or social sensitivity due to biodiversity values or other land-use values that may compete with resource extraction. We seek to effectively engage with stakeholders to best understand and manage these issues.
Biodiversity, land and our organisation
We acknowledge the importance of preserving biodiversity and the challenge this presents to all land users. Host governments and communities are seeking a greater demonstration of effective land stewardship as a critical component in their decision to grant land access. Competition for land is growing, whether it is from mining, agriculture, forestry, water supply or biodiversity conservation. Consequently, this requires broader consideration of how we manage land use and biodiversity at our operations and how this is balanced with other societal needs. Obtaining community support is most challenging when there is strong competition for the use of the land, such as the competition between resource development and agriculture. We draw on the resources of the World Database on Protected Areas to identify whether our operations are in or adjacent to protected areas. We have explicit requirements in our Environment GLD relating to areas of high environmental sensitivity and also in relation to threatened species. These are:
We will not explore or extract resources within the boundaries of World Heritage-listed properties.
We will not explore or extract resources adjacent to World Heritage-listed properties unless the proposed activity is compatible with the World Heritage outstanding universal values.
We will not explore or extract resources within the boundaries of International Union for Conservation of Nature (IUCN) Protected Areas Categories I-IV, unless a Biodiversity Action Plan is implemented that delivers measurable benefits to biodiversity commensurate with the level of expected biodiversity impact and meets regulatory requirements.
We identify any local IUCN Red List Threatened Species, and do not operate where the direct impact will result in their extinction in the wild.
Our Environment GLD mandates the assessment, planning and management of the potential land and biodiversity impacts of our operations throughout their life cycle. Our operations are required to have Land and Biodiversity Management Plans that incorporate baseline and impact assessments, controls designed to mitigate impacts on biodiversity, land use and water resources, and monitoring programs to verify effectiveness of controls. Commonly described as a mitigation hierarchy, we aim to avoid land disturbance and, where this is not possible, to minimise our impacts, including rehabilitating land (both during operations and closure). Where unacceptable impacts remain, we look to undertake compensatory actions, such as biodiversity offsets.
Managing land access and rehabilitation
Our approach to land access is undertaken on a case-by-case basis and takes into account potential environmental, societal, economic or cultural impacts. We consider what land we need and seek to identify the uses of the land and the stakeholders who may be affected by our activities. We then look at our possible short-term and long-term impacts on that land, including the effects that our use may have on biodiversity, water resources, air and communities.
The rehabilitation of land no longer required for our activities continues to be a central part of our approach to managing our effects on land. We are required to rehabilitate disturbed areas consistent with the pre-disturbance land use or alternative land uses developed in consultation with stakeholders.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 27

Delivering on our conservation target
We have a target to finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national and international conservation significance. We have formed a five-year alliance with Conservation International, a leading environmental non-government organisation, to support the delivery of this goal. To date, the Five Rivers Conservation Project, in Australia, and the Valdivian Coastal Reserve Conservation Project, in Chile, have been established.
As part of the Five Rivers Conservation Project, we are working with the Tasmanian Land Conservancy to conserve approximately 11,000 hectares of land located near Cradle Mountain and Lake St Clair in Tasmania, Australia. The land to be conserved and managed is nationally and internationally significant. It incorporates areas that are covered within the Tasmanian World Heritage Area and contains old-growth rainforest, wild rivers and alpine wetlands; and is habitat for a number of endangered species.
The Valdivian Coastal Reserve Conservation Project, managed by the Nature Conservancy, comprises almost 50,000 hectares located within the Los Rios region of Chile. It is bounded by the Pacific Ocean on the west and the Andes Mountains on the east. It is recognised by conservation non-government organisations as one of 34 world ‘hotspots’ based on the largest number of species facing significant conservation threats. It is an area of rich biodiversity, including ancient Alerce forests (Alerce trees can live for more than 3,600 years), one of the smallest species of deer and one of the world’s largest woodpeckers.
We believe investing in conservation projects will provide enduring value to the broader global community.
www Establishing an alliance to benefit generations
Enhancing biodiversity and contributing to conservation
In FY2013, we introduced new biodiversity and conservation targets. The first target focuses on a core business requirement to develop Land and Biodiversity Management Plans that include controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and ecosystems services, and this has been achieved by all of our operations. Where actual or potential impacts exceed what is acceptable, we then look to implement compensatory actions. For example, at our Olympic Dam Asset, in South Australia, we have established a significant environmental benefit area to offset impacts from land clearing. The area was selected to contribute to the biodiversity conservation priorities of the Australian and South Australian governments, and it is anticipated that further environmental benefit will be achieved through fencing and feral animal and weed control activities. It adjoins the Lake Eyre National Park and increases the number of artesian springs within conservation areas. The area of land set aside to date covers approximately 11,000 hectares, which is equivalent to eight to 10 times the size of the area of impact. The area will be expanded as necessary to allow for future land clearance activities.
We also introduced a target to broaden our environmental activities. In addition to the environmental management activities required by our operations, we have voluntarily committed to financing the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national and international conservation significance. In FY2013, through a five-year alliance with Conservation International, we established two projects of international conservation significance, and we are working to identify additional projects in the regions in which we operate.
28 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Water management
Our operations are focused on reducing
their impact on water resources and
using this resource responsibly.
Why this is a focus area
The sustainability of our operations relies on our ability to obtain the appropriate quality and quantity of water and to use this resource responsibly.
We use water at every stage in our operations. Increased competition for water due to population growth, urbanisation and industrialisation is affecting the quantity and quality of available water and posing a potential operational risk for our organisation. The social, cultural, environmental, ecological and economic values of water have also led to greater scrutiny of responsible water use and expectations from our stakeholders for improved resource stewardship. We are experiencing greater governance, regulation and performance requirements in response to these expectations.
Addressing water risks across our operations
The range of potential water-related risks and their possible impacts on water resources, biodiversity and communities makes managing water a complex task for our Businesses. Water risks and impacts experienced by our operations vary from region to region and from site to site, with some sites facing multiple and varying risks. Some are located in water scarce environments; others have to manage water excess, water quality or water discharge issues. At the same time, we anticipate climate change is likely to make the patterns and cycles of water flow less predictable, requiring our operations to have adaptive responses. As an example, our Escondida operations, in Chile, are faced with risks related to surface water and groundwater scarcity, which requires increased water efficiency and new sources of water. The majority of water supply currently comes from well fields, and up to 14 per cent is supplied from the asset’s desalination plant in the Port of Coloso. Minimising evaporation from tailings dams has also enabled Escondida to reduce planned water use by more than 18 per cent in FY2013. A new desalination facility is being constructed to provide a secure and sustainable water supply and will minimise our reliance on the region’s aquifers. In contrast, BHP Billiton Mitsubishi Alliance’s coal operations in Australia’s Bowen Basin are dealing with water excess as a result of consecutive wet seasons with above average rainfall. These operations have established plans to reduce water inventory and mitigate risks from potential future wet weather events. The plans consider catchment management, storage and release capability, water transfer networks and water consumption mechanisms. Water consumption mechanisms focus on maximising the beneficial use of the excess water inventory internally in mining operations, which mitigates production risks and reduces our environmental footprint as the volume of fresh water drawn from the water catchment is reduced.
To address issues related to water availability and stakeholder expectations, our operations are required to develop a Water Management Plan. The plan takes into consideration the baseline quantity and quality of water potentially affected by our operations and requires the operation to quantify the acceptable level of impact to water resources, taking into account regulatory requirements and stakeholder expectations. Our operations also consider cumulative effects on water resources when multiple operations are active within a region. Preventive and mitigating controls necessary to achieve the acceptable level of impact are detailed in the plan, and each operation is required to implement a monitoring and review program that verifies the effectiveness of these controls.
In FY2013, we set a target that required operations with water-related material risks, including volume and quality considerations, to set targets and implement projects to reduce their impacts on water resources. This target recognises the local and regional context of water and allows operations to annually review and define the necessary projects that will best address their material water risks.
Our operations identified 80 projects that were expected to be completed during FY2013, of which 54 were implemented. The reasons projects were not implemented included a need to defer the project due to changing Business priorities, projects were found to not be viable after initial investigation or not likely to achieve the original benefits, or they were replaced with new projects to address the current needs of our Businesses.
Water reporting
Unlike the more established accounting approach to GHG emissions, there is no internationally consistent approach to water accounting and reporting. However, during FY2013, we aligned our water reporting across our global operations with the Minerals Council of Australia’s (MCA) Water Accounting Framework. The framework aims to improve data integrity and comparability, allow more meaningful analysis on which to base policy making and deliver improved outcomes for industry and communities.
There are two levels for application of the framework. Firstly, the framework’s Input-Output Model provides clear definitions and a consistent approach for quantifying flows into and out of operations, based on their quality, sources and destinations, across our Businesses. The framework also includes an Operational Model, which MCA companies can voluntarily adopt, and it provides guidance for companies when accounting for water processes such as water reuse and recycling within their operations.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 29

Managing water flow in the Augustus River
Our Worsley Aluminium Asset, in Western Australia, in consultation with the Western Australia Department of Water, has been working to minimise the impacts of water discharge on the Augustus River. The primary focus was to ensure that fresh water discharged from the operation’s dam into the river was done in a way that emulated natural river flows.
The dam was originally built on the Augustus River to supply fresh water to Worsley for steam production and other potable water uses. Its construction altered the natural water flows down the Augustus River; and subsequently, an ecological water release program was instigated to allow enough water to maintain the natural environment within the river.
The climate in the southwest of Western Australia has seen a drying trend since the construction of the operation’s refinery, with less rain on average and more variable rainfall. This meant the release program needed to be altered to allow the natural ecosystem time to adapt to the projected long-term trends in water availability.
As a result, a new flow regime that mimics the natural environment and the drying climate will be gradually implemented. Rather than a constant release of water over summer, the release from the dam has been modified to allow for a slow progressive build-up in flow during early summer, ultimately reaching a peak flow and then being pulled back until finally reaching no flow by the end of summer. The river is then sustained with natural water inflow until the winter rains commence. This change in flow regime aims to bring the Augustus River ecology in line with the surrounding river systems.
MCA member companies have agreed to adopt the Input-Output Model (1) and, as such, BHP Billiton’s reporting is now aligned with the framework’s requirements. These definitions are different to those used previously, and therefore FY2013 data is not directly comparable with prior years.
Since FY2010, we have also participated in the Carbon Disclosure Project’s Water Disclosure, which aims to increase awareness of the risks and opportunities related to water, make water reporting a standard global corporate practice and provide data on which to base decision-making by investors, companies and governments.
Managing waste
Mining and minerals processing operations produce large quantities of mineral waste, including waste rock, tailings and slag, which need to be effectively managed. Our operations are required to implement and maintain Waste Management Plans, which address waste minimisation, storage, transportation and disposal in a manner that controls the risk of adverse impacts on the environment and communities.
Tailings dams are operated, monitored and assessed to manage material risks, including the risk of failure. We are required to analyse mineral wastes and identify potential impacts arising from erosion, acid rock drainage, salinity, radioactivity and metal leaching. Our Environment GLD prohibits the disposal of tailings or waste rock into river or marine environments.
Water input by source
Groundwater 52%
Surface water 20%
Sea water 19%
Third party water 9%
Water input by quality
Type 1 (Close to drinking water quality) 21%
Type 2 (Water suitable for some purposes) 45%
Type 3 (Water unsuitable for most purposes due to high salinity) 34%
(1) Further information on the MCA Water Accounting Framework, the definitions of water inputs and outputs and the Input-Output Model is available online at www.minerals.org.au/focus/sustainable_development/ water_accounting.
30 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Safely managing our onshore shale resources
We have been in the oil and gas business for over 30 years, and our priority is to always operate safely and in an environmentally responsible way. Following our entry into onshore shale, we established a set of principles to guide how we operate. Our North America Shale Operating Principles highlight our commitment to be the safest company in the industry, protect the land where we operate, safeguard and manage our water resources, minimise air emissions from our operations and to be a good neighbour to our communities. We want to make a positive impact and contribute to the livelihoods of the communities in which we operate. The nature of our shale operations, which comprises the Eagle Ford, Permian, Haynesville and Fayetteville Production Units, means at times we work in close proximity to the community. We are mindful of the potential hazards and impacts of our operations and actively engage with local governments and communities to address potential challenges.
Public concerns have been raised about risks related to hydraulic fracturing fluids, groundwater contamination, seismicity, land resources, GHG emissions and increased vehicular traffic. We work to understand these risks and what can be done to reduce or eliminate any potential impacts associated with our operations. We will continue to investigate ways to further enhance the safety of our operations and the broader industry.
Safeguarding and managing land and water resources
Our commitment to protecting land resources begins even before a well is drilled. We conduct environmental assessments prior to the execution of work to properly plan and minimise the impacts of our operations.
To improve efficiency and minimise disturbance at the surface, we often use skid-mounted drilling rigs that can drill and complete several wells from a single pad. Once all wells are completed, the perimeter of the site is restored as close to its original condition as possible.
Producing gas from shale involves injecting water, sand and a small amount of chemicals under high pressure into the shale rock. This process is known as hydraulic fracturing. Typically, this occurs hundreds of metres below the water table, with protective rock between the groundwater aquifers and the shale gas formation. The hydraulic fracturing process enables hydrocarbons to be released into the wells, which are lined with protective steel casings and cemented across the groundwater intervals and water-producing formations to form continuous barriers between the well and any groundwater. We do not drill or conduct hydraulic fracturing operations in an area without having confidence that water resources are protected. Our goal is to minimise our impact on surface water and groundwater and protect local resources. We have introduced an initiative to reduce water usage across our operations and are evaluating technologies to improve reuse and recycling of water.
The water produced from the wells, including the hydraulic fracturing fluids, is disposed of in accordance with applicable oil and gas industry regulations and BHP Billiton operating standards. The composition of hydraulic fracturing fluids, including chemicals, is publicly disclosed in the hydraulic fracturing Chemical Disclosure Registry, FracFocus (www.fracfocus.org).
Across the industry, community concerns have been raised about the potential link between seismic activity and the injection of produced water into disposal wells. The scientific investigation into the causes of the seismic activity is ongoing. Nevertheless, in response to these concerns in Arkansas in 2011, we took early action to suspend injection in disposal wells in the area, in advance of the local government imposed moratorium.
Minimising air emissions from our operations
The majority of our air emissions relate to GHG emissions from fuel combustion and flaring or venting, which occur at various points in well construction and production. We are increasingly using the common practice of green completions to reduce emissions, which involves capturing and selling the produced natural gas that may otherwise have been vented or flared. In line with our corporate target to limit our FY2017 emissions below FY2006 levels, a number of abatement opportunities have been implemented across our shale operations. For example, over the past two years, the drilling fleet has been upgraded to become more operationally efficient. New drilling rigs have electrical drives, which are powered by cleaner-burning engines.
We are trialling new dual-fuel systems on four drilling rigs and investigating further the use of dual-fuel on drilling rigs and fracturing pumps. This new technology burns natural gas and diesel simultaneously, further reducing emissions.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 31

Society
Developing partnerships
that support sustainable
development is integral
to how we operate.
US$245.8 million
voluntarily invested in
community programs
63%
of our Group spend was with
local and regional suppliers
5,700
employees participated in the
Company’s Matched Giving Program
Our approach
The views and concerns of people within our communities are incorporated into our decision-making and we always strive for mutually beneficial outcomes. All of our operations are required to establish culturally appropriate platforms for dialogue that enable us to work with our stakeholders to develop strategies that consider their concerns and aspirations.
Developing partnerships that support the sustainable development of our host communities, enhance economic benefits from our activities, contribute to poverty alleviation and deliver lasting benefits is integral to how we operate. We work with host governments and other organisations to improve transparency of the broad economic benefits to communities generated from our operations. We do not make any political contributions, in cash or in-kind, or participate directly in the activities of any political party.
We acknowledge our activities have the potential to have an impact on human rights. We actively commit to respecting the rights of employees, contractors and our host communities and promote fundamental human rights consistent with the articles set out in the United Nations (UN) Universal Declaration of Human Rights. Our Group Level Documents (GLDs) are also aligned to the UN Guiding Principles on Business and Human Rights, which outline specific responsibilities for businesses in relation to human rights. In addition, we recognise the traditional rights and values of Indigenous peoples and respect cultural heritage.
32 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Supporting and engaging
with our communities
We work to engage regularly, openly and
honestly with people and organisations
interested in and affected by our operations.
Why this is a focus area
Engaging openly with our host communities, governments and other key stakeholders is important when trying to ensure that our activities positively enhance the lives of people who live near our operations and society more broadly. By working together with our communities, we aim to create opportunities that are aligned with their interests and build mutually beneficial relationships.
Effectively engaging with communities
We seek to build trust with stakeholders at the earliest possible stage of a project’s life. Our Community GLD requires that a Stakeholder Engagement Management Plan be in place from the development phase of a project and be reviewed annually. The plans identify the interests and relationships of stakeholders and contain a range of culturally and socially inclusive engagement activities to encourage open communication. Engagement activities vary from monthly meetings to open public forums, with topics ranging from town amenity and housing to impacts of growth and expansion projects, contractor management, security, cultural issues and socio-economic development. Our responses to concerns or complaints are recorded, as are any commitments we may make. Our operations are required to measure the effectiveness of their stakeholder engagement by conducting community perception surveys every three years. These surveys provide a valuable external perspective on the quality of our engagement and whether our stakeholders believe we are effectively addressing the key concerns of their communities.
In FY2012, a standard set of questions was added to our community perception surveys, which assist with Group-level assessment of these performance indicators in the future. During FY2013, 29 of our operations conducted community perception surveys. For these communities, the surveys identified that the areas of greatest interest related to local employment and business creation, support for social infrastructure and programs, a desire for improved community engagement mechanisms and improved environmental performance. In addition, communities were also interested in ensuring that the potential environmental and social impacts associated with our operations are effectively managed and opportunities presented by our operations are optimised.
Addressing community concerns
Our operations are required to have local processes to accept, assess and resolve community concerns, complaints and grievances about the performance or behaviour of BHP Billiton and our people. The processes reflect the country context and associated risks, and are transparent, culturally appropriate and readily accessible to all segments of the community.
As part of the resolution process, all complaints and grievances are required to be acknowledged, documented and investigated internally. As required, appropriate actions are implemented, and complainants are advised of the outcome.
In FY2013, the largest number of complaints across the Group was registered at our Mt Arthur Coal Operation in New South Wales, Australia. The operation recorded 160 complaints, predominantly about noise, blasting and dust. Mt Arthur Coal is currently conducting a review of its complaints management system to identify opportunities to improve its operational response to complaints. Additionally, Mt Arthur Coal is working to ensure that potential issues are identified and proactively communicated to and discussed with community representatives outside of the complaints process.
Community concerns have also been raised in relation to the environmental performance of our Cerro Matoso Asset, in Colombia. These issues are being addressed with key stakeholders.
Free Prior and Informed Consent
We have worked actively with the International Council on Mining and Metals (ICMM) to develop a progressive position statement on Indigenous Peoples and Mining. This statement, which comes into effect in May 2015, specifically addresses the issue of Free Prior and Informed Consent (FPIC). As a member of ICMM, we will work to incorporate these elements in our internal standards, engage with government and potentially impacted Indigenous peoples and endeavour to obtain the relevant consent for our new projects in accordance with the statement.
The statement describes FPIC as a process based on good faith negotiation through which Indigenous peoples can give or withhold their consent using processes consistent with their traditional decision-making practices. Supporting commitments address understanding their rights and interests, building cross-cultural understanding, and agreeing on appropriate engagement processes and participation in decision-making. A number of related commitments address how ICMM members should engage where government is responsible for managing Indigenous peoples’ interests and how to move forward when differences of opinion arise.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 33

Supporting and engaging with our communities

continued

The ICMM's position recognises the right of governments to ultimately make decisions on development of resources and that, in most countries, neither Indigenous peoples nor other groups have a right to veto projects. Where consent cannot be reached, a host government may decide to proceed with a project after balancing the rights and interests of Indigenous peoples with the wider population. In these circumstances, it will be up to ICMM member companies to determine whether they remain involved with the project.

Acknowledging customary rights

At a very early stage in a project, we seek to identify landowners, occupiers and users who may be affected by our activities.

Knowing who is connected to and uses the land is critical to establishing an effective community consultation and engagement program. It helps to ensure people potentially affected by our operations are fully aware of our activities and have an opportunity to express their concerns and aspirations. Arising from this engagement, the operational work plan may be amended to reduce potential impacts on landowners and users.

Surveys are commissioned to identify the customary owners and how the land is being used to ensure these uses are taken into account in our development plans. In instances where land may be used for customary purposes and no formal land title has been issued, information is requested from relevant organisations, including government authorities with responsibilities for customary land uses and Indigenous peoples' representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area to help identify those with connections to the land. In FY2013, our operations recorded no significant artisanal or small-scale mining taking place on, or adjacent to, their operations.

During FY2013, there were no significant incidents involving cultural heritage sites and no reported community resettlements at BHP Billiton controlled operations. If resettlement is required (voluntary or involuntary), it is done in accordance with the requirements of the International Finance Corporation (IFC) Performance Standard 5: *Land Acquisition and Involuntary Resettlement*, excluding the requirement to obtain FPIC. There were also no significant disputes relating to land use or customary rights reported at our controlled operations during FY2013.

In recent years, we have worked with Cerrejón management to address unresolved community concerns regarding the Cerrejón Asset in Colombia, which is jointly owned by BHP Billiton, Anglo American and Xstrata. In 2008, an independent review of the social issues was completed that identified 24 key actions of which 21 have now been completed. One of the recommendations arising from the review was that processes be enhanced to resettle communities affected by the mine. Cerrejón has committed to following standards established by the IFC in relation to all future resettlements. A donation of land necessary for the construction of the new Tabaco community has been finalised, and Cerrejón has worked with the municipality to secure funding. Resettlements associated with Roche, Chancleta, Tamaquito and Patilla communities are progressing in accordance with the IFC standards; however, agreement has yet to be reached with all families. Dialogue channels remain open; however, an expropriation process has been initiated in relation to Roche. Progress and challenges have been publicly disclosed through periodic reports available at *www.cerrejoncoal.com*. We remain committed to supporting and resolving these issues with the community.

Country	Controlled operations located in or adjacent to Indigenous peoples' territories [1]	Controlled operations with formal agreements with Indigenous communities [1]
Australia	37	26
Canada	1	0
Chile	3	3
US	2	0

(1) Excludes closed operations.

Promoting reconciliation in countries with Indigenous communities

We recognise traditional rights and values of Indigenous peoples and respect cultural heritage.

In Australia, we have our Reconciliation Action Plan and Aboriginal and Torres Strait Islander-focused activities at relevant operations. Through our Reconciliation Action Plan, we are focused on promoting a culture of respect and working to achieve reconciliation. We support our employees with cultural awareness training; promote opportunities to participate in cultural events; respect Aboriginal and Torres Strait Islander cultural protocols and cultural heritage; and provide a range of opportunities to support education, training, employment and business development.

In the United States, at our New Mexico Coal operations, we work with the Navajo Nation and seek to establish and maintain positive and proactive relations with impacted permittees, land users and neighbours that reside or graze livestock within and/or adjacent to Navajo mine's lease. In particular, the Navajo Mine's Land Users/Permittees Engagement program encourages regular formal and informal engagements and communications with all permittees. This is achieved through the development and implementation of culturally appropriate tools and mechanisms that address the Navajo land users' concerns, issues and expectations.

Furthermore, a culture of respect is promoted through the provision of a traditional healing allowance. This allows employees to seek and receive coverage for care aligned with their traditional beliefs of wellbeing. A ceremonial hogan (a dwelling place for Navajo families and residence for traditional healing ceremonies) was constructed on the Navajo mine site in 2008 and is used to conduct traditional ceremonies and blessings for new mine equipment and operations, in accordance with traditional Diné philosophies of giving offerings for resources taken from Mother Earth.

Cultural awareness training for our employees and contractors is implemented at New Mexico Coal, as it is at other BHP Billiton sites that operate on or near Indigenous land, through cultural awareness workshops and induction programs that facilitate an understanding and appreciation of traditional rights and of management and protection of Indigenous cultural heritage.

www Respecting Indigenous rights and making a positive difference

34 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Supporting Indigenous communities
We aim to strengthen the capacity within Indigenous communities through partnerships and community investment programs. We support a range of community projects in the areas of education, health and wellbeing, cultural heritage and enterprise development.
Bridging the gap in Indigenous education
Education is a key aspect of economic development, and achieving universal primary education supports the UN Millennium Development Goals. By receiving a good education, children have a stronger chance of employment, have better health outcomes and are more likely to positively contribute to the community. Through our consultation processes with Indigenous community leaders and parents, opportunities to enhance education, training and employment are identified as key ways to improve not only the quality of life of their children, but also of the broader community. We are working to bridge the education gap where we have operations in close proximity to Indigenous communities. Many children from marginalised groups, including Aboriginal and Torres Strait Islander children, have limited access to play groups, preschool or any other form of early childhood learning, which impacts their school readiness. Our Warrae Wanni Pathways to School Program in Muswellbrook, New South Wales, Australia, is helping to address this issue for Aboriginal and Torres Strait Islander children and children from disadvantaged backgrounds by investing A$300,000 over three years towards a school-readiness initiative. The program aims to enhance preschool learning opportunities for children so they have the requisite skills for entering primary school.
In the United States, we are administering a community scholarship program for Native Americans, with the purpose of promoting the endeavours of individuals who have the potential to add long-term value to the community. The scholarship is a merit-based award available to enrolled members of the Navajo Nation and Ute Mountain.
Indigenous employment programs
Indigenous employment and business opportunities are increased through improving access to training and education, providing flexible working environments and involving local Indigenous businesses in our supply chain. Through a partnership with the Government of Western Australia, we are supporting an Indigenous Employment Program that aims to place more Aboriginal and Torres Strait Islander health workers at the centre of healthcare delivery. This has significantly improved the delivery of culturally appropriate health services to the Pilbara’s large Aboriginal and Torres Strait Islander population. We recognise the important role Aboriginal and Torres Strait Islander health professionals play in closing the gap between the life expectancy of Aboriginal and non-Aboriginal Australians. Since the program commenced in 2009, more than 60 Aboriginal and Torres Strait Islander people have been recruited to the Western Australian Country Health Service. The program has also developed the Make a Difference scholarship, which has been taken up by 35 per cent of the health service’s staff and aims to further the professional development of Aboriginal and Torres Strait Islander health workers.
In far northern Australia, at our manganese operation on Groote Eylandt, an effective model of promoting employment for Aboriginal and Torres Strait Islander people has been established. Many of the Warnindilyakwan people have not had the educational opportunities that prepare them for the work tasks that form part of our everyday business. To address this, we have provided employment and training in the area of mine rehabilitation work, as well as access to training that could see employees move into other areas of the organisation. Importantly, the work experience and skills obtained through this program provide the foundation for long-term employment opportunities, and skills can be transferred into the broader local community.
In partnership with Ideas Inc., we are supporting the EMPOWER First Nations and Métis Entrepreneurship Program in Canada. Through a founding sponsorship of C$250,000, the program aims to develop the business capacity of 50 businesses over five years. First Nations and Métis entrepreneurs are being assisted to develop strong companies via training, coaching and mentoring in idea creation through to full financial and operational viability. The expected outcomes of the program include an increased number of First Nations and Métis employers, further diversified economies and increased earning potential and net incomes of participants and employees. Since the launch of the EMPOWER Program in December 2012, seven Aboriginal businesses have joined, including three new start-ups. Several businesses have already been assigned mentors, benefited from coaching specific to their business and participated in EMPOWER business strategy workshops.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 35

Respecting human rights
We respect and promote
fundamental human rights.
Why this is a focus area
We have a responsibility to understand our potential impacts on human rights and to mitigate or eliminate them. We are committed to operating in accordance with the UN Universal Declaration of Human Rights, UN Guiding Principles on Business and Human Rights and the UN Global Compact principles, Our BHP Billiton Charter and the BHP Billiton Code of Business Conduct; and the performance requirements detailed in our GLDs support this commitment.
Our human rights due diligence process
Detailed due diligence is undertaken in a range of sustainability aspects, including human rights, for all significant investments. Our human rights due diligence process requires our operations to identify and document key potential human rights risks by completing a human rights impact assessment (HRIA). This includes assessing performance against the articles of the UN Universal Declaration of Human Rights, the UN Global Compact principles and host country legislation governing human rights issues. We require each HRIA to be verified and validated through an engagement process with stakeholders and by a qualified specialist every three years and must be internally reviewed on an annual basis. Where a HRIA identifies a material risk, we require that a Human Rights Management Plan be developed and implemented. Selected employees and contractors receive training on how to comply with BHP Billiton’s human rights commitments.
Maintaining the security of our people and operations
We are committed to maintaining the safety and security of our operations in a manner that upholds respect for human rights and fundamental freedoms. The Voluntary Principles on Security and Human Rights (VPs) assist organisations to achieve this through the provision of an operating framework. Performance requirements related to the VPs are implemented through our Security and Emergency Management GLD. Operations are required to identify security-related material risks to our people and property and engage relevant stakeholders to develop and manage security programs that respect human rights and fundamental freedoms. For the first time, in FY2013, our operations undertook a gap analysis against the VPs Implementation Guidance Tools and developed improvement plans to close identified gaps in areas related to stakeholder engagement, risk assessment and public and private security providers. Going forward, we require that our operations conduct a gap analysis annually. The process has also provided an opportunity to further build awareness and understanding of the VPs across our organisation.
Internationally, we have taken a leadership role in the advancement of the VPs and participate in activities, including working with industry associations and non-government organisations (NGOs) around the world, to promote the VPs. In FY2013, we participated in a voluntary working group to establish key performance indicators for the VPs.
While formalised procedures exist to avoid the occurrence of security-related incidents with possible human rights implications, none were reported across our operations in FY2013. All significant incidents are required to be reported to the Group Management Committee and the Sustainability Committee of the Board and include detail of action taken to prevent recurrence. Where incidents are of a criminal nature, they are reported to local authorities for appropriate action.
Security and country risk
The nature and global reach of our organisation can result in our people working in countries where there is potential exposure to personal and business risk. We require an assessment of each country for the degree of risk associated with visiting, exploring and operating within it; and appropriate controls are developed to mitigate identified risks.
We use both public and private security providers to protect our people and assets. Our Security and Emergency Management GLD requires private security providers engaged by BHP Billiton to be signatories to, or agree in writing to align with, the International Code of Conduct for Private Security Service Providers. In addition to this, written advice is given to security providers outlining our commitment to the VPs and our expectations for private security providers, or request for public security providers, to operate consistent with these principles.
Occasionally, it is necessary to provide armed security protection for the safety of our people. Firearms are only deployed under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife. Criteria for the use of firearms and rules of engagement must comply with the International Association of Oil and Gas Producers Firearms and the Use of Force (Report number 320, Revision 2).
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Governance People Environment Society
Making a positive
contribution to society
We support partnerships that promote
social and economic development
and benefit the broader community.
Why this is a focus area
We believe we have an economic and social responsibility to make a positive contribution to the development of communities, regions and countries where we operate.
Our broad socio-economic contribution
At a Group level, we are an active participant in industry and sustainable development forums, such as the ICMM. We seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM’s Mining: Partnerships for Development initiative. This global initiative builds on the ICMM’s Resource Endowment initiative and seeks to enhance mining’s contribution to development and poverty reduction through multi-stakeholder partnerships. We engage with governments on a range of policy issues and also play a role in advocating transparent and ethical governance, through our own actions and in discussion with opinion leaders.
Nationally and regionally, we contribute taxes and royalties to governments that in turn provide infrastructure and services to their constituents. Additionally, we often develop infrastructure that provides local communities and businesses with benefits, such as airports, roads, community childcare centres and medical clinics.
Training and employing local people is important to us. However, our ability to have a significant impact on unemployment is limited by the nature of our operations, as typically we require highly skilled people with relevant industry and technical experience. We make a broader economic contribution through indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products.
We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, positive impact on people’s quality of life. This includes implementing new and supporting existing community projects.
Supporting Durban’s King Edward VIII
Paediatric Centre
Durban’s King Edward VII Hospital has been able to upgrade facilities following our R20 million donation. The former paediatric unit, which was in poor condition, is now a centre of excellence and includes a high-care unit, resuscitation room, emergency room, isolation ward, outpatient department and two intensive care units. Importantly, the facility improves the likely health care outcomes for children in South Africa. The hospital is also now part of a registrar training program, the largest in South Africa, and is producing sought-after specialist paediatricians for all sectors in Southern Africa.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 37

Making a positive
contribution to society
continued
Investing in the community
Our community development programs are focused on improving the quality of life for people in our host communities. Each community development project is required to be linked to a Community Development Management Plan. The plans are developed in consultation with local stakeholders and formulated from data gathered from an impacts and opportunities assessment and a social baseline study that identifies quality-of-life indicators. We will monitor progress by tracking changes against these indicators every three years. Community development projects are selected on the basis of their capacity to have a positive impact on quality-of-life indicators for the relevant community and to support the Group’s licence to operate. Projects are required to have documented objectives specifically linked to the achievement of long-term, sustainable outcomes and improvements in indicators identified in the social baseline study. Prior to approval, community projects are required to be assessed in relation to anti-corruption requirements, and are implemented in accordance with the Code of Business Conduct.
During FY2013, our voluntary community investment totalled US$245.8 million(1), comprising US$121 million cash, in-kind support, administrative costs and a US$106 million contribution to the BHP Billiton Foundation. The BHP Billiton Foundation was established in FY2013 to identify and support large sustainable development projects in countries and regions of interest to BHP Billiton to complement the local programs managed by our assets. This builds on contributions that have previously been paid to the BHP Billiton Sustainable Communities charitable organisation. At the end of FY2013, BHP Billiton Sustainable Communities and the BHP Billiton Foundation had a total of US$277.4 million in funds available for future sustainable development projects.
The US$121 million cash component of our FY2013 community investment is an aggregate of the total funds that are invested by our Businesses, Group Functions and Marketing in three key areas. First, is the direct funding we provide to make one-off donations and to support medium-term to longer-term community projects based on social assessments of local needs and community engagement. Second, a number of our Businesses manage their community development activities through charitable foundations, and we include our contributions to these foundations (excluding the BHP Billiton Foundation). Finally, we include funds used to deliver the Enterprise Development and Socio-economic Development components of our Black Economic Empowerment (BEE) programs in South Africa.
Excluding the contribution to the BHP Billiton Foundation, 37 per cent of the cash component of our expenditure was invested in local communities, 41 per cent was invested regionally, and the remaining 22 per cent was invested in national or international programs in countries where we operate.
Community investment target (1)
US$ million
0
50
100
150
200
250
FY2009
FY2010
FY2011
FY2012
FY2013
139.8
106
BHP Billiton Foundation
BHP Billiton Sustainable Communities
Expenditure (less BHP Billiton
Sustainable Communities and
BHP Billiton Foundation)
Target
Community investment expenditure by region (2)
Australasia 54%
South America 35%
Africa 5%
North America 5%
Asia 1%
Europe <1%
Community investment expenditure by program category (2)
Education and training 25%
General infrastructure 17%
Community support
(capacity building) 16%
Environment 15%
Disaster relief 10%
Arts 6%
Health 6%
Sports and recreation 3%
Small business development 2%
(1) The expenditure represents BHP Billiton’s equity share, for both operated and non-operated joint venture operations.
(2) Excludes expenditure from foundations and trusts.
38 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Colombia Resilience Project
During FY2013, BHP Billiton Sustainable Communities approved US$29 million funding for a five-year project with Global Communities, an international development organisation, to implement the Colombia Resilience Project. The goal of the project is to create sustainable change that alleviates poverty and hardship for vulnerable populations, making them more resilient.
The Colombia Resilience project will address the high rates of poverty among Internally Displaced Persons (IDPs) and other vulnerable populations, especially women, youth, Afro-Colombians and Indigenous persons. IDPs are generally farmers who have been displaced due to violence and threats fuelled by the drug trade.
The project will be implemented in and around the cities of Montería and Cartagena, as well as the communities within six municipalities in the department of Córdoba – Planeta Rica,
San José de Uré, Buena Vista, La Apartada, Montelibano and Puerto Libertador. These cities and municipalities are along the route from Medellín to Cartagena, which is a major route for transporting commercial goods such as agricultural products, mining materials, beef and dairy. The area is rich in natural resources and has huge economic potential, but violence and illegal activity have hindered development in the past. The project aims to increase community capacity by inclusively identifying and advocating for needed resources, services and support; working with local governments and government service agencies to address community prioritised local needs; as well as increasing legal market-driven livelihoods and job opportunities for these communities. Global Communities works in conflict-affected and developing countries. It builds the capacity of local partners, organisations, government and communities to be economically, socially and environmentally self-sufficient.
BHP Billiton Sustainable Communities
BHP Billiton Sustainable Communities is a charity based in the United Kingdom, which aims to contribute to an improved quality of life for people living in regions where BHP Billiton has a business interest. This objective is achieved through establishing partnerships with NGOs and a focus on supporting social and environmental projects that directly address the UN Millennium Development Goals. Projects are largely longer term and focused on relief of poverty and hardship, developing community resilience and capacity to advocate for and manage effective change and conservation of the environment. The charity’s approach is to identify and work with NGOs that meet its due diligence and anti-corruption criteria, operate in target countries and add value to the community efforts supported by BHP Billiton’s Businesses. It pursues partnerships that do not duplicate or displace existing agencies and services, but strengthen and support local capacity.
In FY2013, BHP Billiton Sustainable Communities approved funding for a number of projects, including US$1 million to the Red Cross to support flood disaster relief efforts in Australia and Mozambique; US$29 million for the Colombia Resilience Project; a US$9 million partnership to support the Livelihoods, Empowerment and Development (LEAD) project to assist sustainable livelihoods for farmers in Mozambique; US$9 million for a range of Australian partnerships; and US$7.5 million to not-for-profit organisations as part of the Company’s Matched Giving Program.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 39

Making a positive
contribution to society
continued
Building capacity and empowering our communities
When we talk about ‘resourcing the future’, we are not just talking about our ability to provide the iron ore, oil and gas, coal or any other resource that support the future growth of economies around the world. We believe the promise of ‘resourcing the future’ also extends to our ability to help enhance educational, training and capacity-building opportunities for people around the world. We aim to empower and help our communities generate and improve their livelihoods through community development projects.
Royal Flying Doctor Service
On the Road program
People living in some of the most remote areas of Western Australia are able to regularly access primary health care services through the Royal Flying Doctor Service On the Road program. We have contributed more than A$3.6 million to the program over the past six years. The program focuses on providing education, promoting a healthy lifestyle, providing first aid training and undertaking disease screening for people living remotely, including those on isolated pastoral stations and in Indigenous communities. It promotes early intervention to prevent illness, chronic disease and injury.
Young engineers designing sustainable development solutions
The Engineers Without Borders (EWB) Challenge is an engineering design program where first-year university students explore global challenges while learning about design, teamwork and communication through inspiring, sustainable and cross-cultural development projects. Over 24,000 students from 27 universities across Australia and New Zealand have worked on developing creative solutions to address poverty alleviation and a lack of access to basic human needs, such as clean water, shelter and sanitation. Also, as part of the EWB partnership, BHP Billiton employees participate in the Dialogues on Development program in India and Cambodia, where they gain a deeper understanding of the role technical professionals play in helping communities effect meaningful and lasting change.
Enhancing opportunities through education
Our Hotazel manganese operation is located within the Joe Morolong municipality, in the Northern Cape Province of South Africa, an area characterised by high poverty and lack of infrastructure. Together with the South African Department of Education, we have engaged with NGO Star Schools to develop a program that addresses the education challenges in the host community and ultimately increases future employment opportunities. The program provides supplementary education classes to grade 10, 11 and 12 students who attend local secondary schools. Outstanding results have been achieved; with students achieving pass rates higher than the district or province average, and many students have gained entry into university and technical colleges.
40 | BHP BILLITON SUSTAINABILITY REPORT 2013

Governance People Environment Society
Supporting local and regional business
As a large global organisation, we have the capacity to help local and regional businesses grow and to foster the long-term development of suppliers in our host communities. We aim to make a broad economic contribution through building the capacity of local and regional businesses and entrepreneurs. Our local procurement plans enhance the opportunity for economic participation of locally based small-to-medium enterprises in our Businesses by bridging the gap between their capacity and our supply requirements. This support assists in creating long-term benefits by contributing to the livelihoods of people in host communities and, in doing so, enhances our licence to operate.
On a national scale, in Chile, we have designed the Cluster Program for the Development of World-Class Suppliers to develop new solutions to the operational and environmental challenges faced by our Chilean operations. The program provides opportunities for suppliers to develop innovative technologies and helps them grow into world-class, knowledge-intensive businesses that can sell their expertise internationally. The program is mutually beneficial, as it improves our performance and is helping Chile transform natural resource wealth into social capital for the country’s future sustainable development, ultimately reducing the economy’s dependence for growth on the domestic mining industry. With 43 innovation projects currently in operation, the program is already improving participants’ growth, as well as their safety, environmental and labour standards. At a community level, in Australia, the BHP Billiton Mitsubishi Alliance (BMA) Local Buying Program has been designed to assist small local businesses to engage in the competitive supply of goods and services to BMA. The program framework focuses on providing commercial opportunities, as well as programs to build local supplier capability in such areas as business planning, human resource management and marketing. During FY2013, over 830 work opportunities were made available and A$12.3 million worth of work packages awarded locally.
In South Africa, small-sized and medium-sized businesses are integral to social and economic growth. In conjunction with Raizcorp, a business incubation specialist, we are helping to boost entrepreneurial activities by providing mentoring, resources and skills development to assist businesses with growth, profitability, financial independence and accessing procurement opportunities. In addition, many of our assets in the region are supporting small and medium enterprises by providing business skills training, such as bookkeeping, income tax and export readiness, the lack of which has been identified as a contributing factor to enterprises failing in the past.
www Building human and enterprise capacity –
making a positive contribution to society
Local procurement
Due to the scale of our operations, we create a strong demand for products and services in areas where we operate. We recognise that supporting local and regional businesses to meet this demand can bring potential benefits to our host communities and regions. Our operations endeavour to source locally if a product or service that meets our requirements is available. They are also required to implement a local procurement plan to support local and regional businesses. In FY2013, 63 per cent of our Group spend was with local and regional suppliers. Of these, our largest local and regional spend was by our Australian and North American operations, 72 per cent and 19 per cent, respectively. Local and regional spend, in this context, refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located.
Distribution of supply expenditure (1)
Local and regional 63%
National (excluding local and regional) 35%
External to home country 2%
(1) Local and regional spend refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located. National spend refers to spend within the home country of operation, excluding local and regional spend.
BHP BILLITON SUSTAINABILITY REPORT 2013 | 41

Making a positive
contribution to society
continued
Supporting employee contributions through
matched giving
In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local communities by giving donations and their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program. The Program matches employee donations and for each hour an employee volunteers, a monetary contribution is paid to the not-for-profit organisation. The Matched Giving Program aims to strengthen local communities by supporting and encouraging employees who volunteer or donate to not-for-profit organisations. In FY2013, more than 5,700 employees participated in the Matched Giving Program, volunteering a total of approximately 56,800 hours of their own time to community activities important to them. Employee contributions benefited more than 1,500 not-for-profit organisations, which received US$7.5 million as part of the program.
Matched giving
US$ million
0
1
2
345
6
7
8
FY2009
FY2010
FY2011
FY2012
FY2013
7.5
Emergency service volunteers
Around the world, many of our employees offer their time to protect their local communities from a diverse range of natural disasters and emergencies that threaten life and property. In FY2013, our employees volunteered over 11,000 hours to emergency services, including the ambulance, coastguard, fire and rescue services.
Making a difference to children in need
Abraham Kriel Children’s Home provides shelter, care and rehabilitation for children up to the age of 18 years who have been separated from their parents due to death, trauma, illness, abuse, poverty or neglect. Employees in South Africa have been donating essential items and volunteering their time to make a difference to these children. Last year, our employees ensured that Christmas was extra special by providing the children with a special gift and care pack and offering a helping hand at the home’s Christmas festivities.
Sporting club building a stronger community
For the past five years, employees at Escondida, in Chile, have been volunteering their time to work with young soccer players from areas of high social vulnerability in Antofagasta at the Impacto Sports Club. Through sport, the program helps to build a stronger community, educates young people on how to deal with social issues and develops life skills and provides a retreat from everyday hardships. Escondida volunteers include the club’s founder and other employees who assist and support the 400 young members at the club.
42 | BHP BILLITON SUSTAINABILITY REPORT 2013

Appendix
Performance data - Governance 44
Performance data - People 45
Performance data - Environment 46
Performance data - Society 47
Independent assurance report to the
Directors and management of BHP Billiton 48
BHP BILLITON SUSTAINABILITY REPORT 2013 | 43

Performance data – Governance

Taxes and royalty payments on a country-by-country basis [1]

Country	Taxes borne by BHP Billiton US$ million [2]	Taxes collected by BHP Billiton US$ million [3]	Asset/Office
Australia	9,189	1,087	Global Headquarters Petroleum and Potash – Australia Production Unit, Australia Joint Interest Unit Copper – Cannington, Olympic Dam Iron Ore – Western Australia Iron Ore, Iron Ore Head Office Coal – New South Wales Energy Coal, BHP Billiton Mitsubishi Alliance, BHP Billiton Mitsui Coal, Illawarra Coal, Coal Head Office Aluminium, Manganese and Nickel – Manganese Australia, Nickel West, Worsley, Aluminium, Manganese and Nickel Head Office
Chile	797	114	Copper – Escondida, Pampa Norte, Copper Head Office
South Africa	331	113	Corporate Office Coal – Energy Coal South Africa Aluminium, Manganese and Nickel – Aluminium South Africa, Manganese South Africa Divested – Richards Bay Minerals
United States	186	156	Petroleum and Potash – Onshore US, Gulf of Mexico Production Unit, Gulf of Mexico Joint Interest Unit, Petroleum Head Office Copper – Base Metals North America Coal – New Mexico Coal
Algeria	328	<1	Petroleum and Potash – Algeria Joint Interest Unit
Colombia	310	9	Coal – Cerrejón Aluminium, Manganese and Nickel – Cerro Matoso
Peru	272	<1	Copper – Antamina
United Kingdom	135	30	Corporate Office Petroleum and Potash – UK Production Unit
Canada	80	39	Petroleum and Potash – Potash Head Office Divested – EKATI Diamond Mine
Brazil	105	<1	Iron Ore – Samarco Aluminium, Manganese and Nickel – Alumar
Trinidad and Tobago	64	1	Petroleum and Potash – Trinidad Production Unit
Pakistan	64	<1	Petroleum and Potash – Pakistan Production Unit
Switzerland	23	<1	Marketing Office
Singapore	10	<1	Marketing Head Office
Other	21	31	

(1) The Group claims refunds of transaction taxes (for example, GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel, and also collects GST/VAT in respect of certain sales to customers as set out in the table. These amounts are not included in taxes borne or taxes collected.
(2) Taxes borne by BHP Billiton are reported on an equity share basis for both operated and non-operated joint venture operations. They primarily comprise income tax and royalty-related taxes paid, royalties paid in-kind, customs and excise payments, payroll taxes paid, payments of Fringe Benefits Tax and production-based royalties accrued, which approximate cash payments. Ancillary payments, such as licences, visas, sales taxes, stamp duty payment and land tax, are excluded.
(3) Taxes collected and paid on behalf of our employees are also measured on an equity share basis, but only for those assets that we operate. Where the payroll calendar year is different to the Group's financial year, the most recent annual data has been used.

44 | BHP BILLITON SUSTAINABILITY REPORT 2013

Performance data – People [1]

Workforce	FY2013
Average number of employees [2]	49,496
Average number of contractors	79,330

Workforce data by region	Fatalities	TRIF	Employee occupational illness incidence	Average number of employees [2]	Average number of contractors
Africa	0	3.3	23.8	9,280	10,661
Asia	1	11.5	0.0	1,183	1,882
Australasia	0	6.5	74.3	21,953	32,408
Europe	0	9.6	0.0	289	282
North America	2	4.8	0.0	5,158	6,283
South America	0	1.6	26.3	11,633	27,814
Total	3	4.6	47.9	49,496	79,330

Employees by employment type [3]	%
Full-time	96.54
Part-time	0.53
Fixed term full-time	2.76
Fixed term part-time	0.04
Casual	0.13

Employees by age group [3]	%
Under 30	17.83
30–39	32.77
40–49	27.33
Over 50	22.07

	Gender %		Total
	Male	Female	Group %
Employees by category [4]			
Senior Leaders	89.10	10.90	0.72
Managers	85.11	14.89	3.04
Supervisory and Professionals	77.18	22.82	35.59
Operators and General Support	87.01	12.99	60.65

Regional safety fines levied		Number of fines
North America	US$204,320	224
South America	US$16,358	4

Pension plans and medical schemes

Defined benefit pension schemes

The BHP Billiton Group has closed all defined benefit schemes to new entrants. Existing defined benefit pension schemes remain operating in Australia, the Americas, Europe and South Africa.

Defined benefit post-retirement medical schemes

The BHP Billiton Group operates a number of post-retirement medical schemes in the Americas and South Africa. All of the post-retirement medical schemes in the Group are unfunded.

Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. Information on our pension and medical schemes is available in note 30, 'Pension and other post-retirement obligations', to the Consolidated Financial Statements in our Annual Report 2013.

Employee turnover [5]	%
Total	10.47
Male	9.45
Female	15.48
Employee turnover by age group	
Under 30	10.35
30–39	11.08
40–49	8.83
Over 50	11.69
Employee turnover by region	
Africa	6.75
Asia	12.53
Australasia	11.13
Europe	54.69
North America	17.20
South America	6.79

(1) Data included in our People section (excluding Average number of employees, Fatalities, TRIF and Employee occupational illness incidence) was collected through an internal survey covering July 2012 to March 2013 and then averaged for a nine-month period. Significant changes to data after this period that would materially affect the average are included.
(2) Average number of employees and Average number of employees by region include the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.
(3) Employees by employment type and Employees by age group are based on average employee numbers, which include the Executive Director and 100 per cent of employees of all BHP Billiton operations. Part-time employees are included on a full-time equivalent basis.
(4) Employees by category is based on actual employee headcount as at 31 March 2013.
(5) Turnover is based on annualised average employee numbers, which include the Executive Director and 100 per cent of employees of all BHP Billiton operations. Part-time employees are included on a full-time equivalent basis.

BHP BILLITON SUSTAINABILITY REPORT 2013 | 45

Performance data – Environment

		FY2013	FY2012
Land			
Land owned, leased or managed	hectares	8,600,000	–
Land disturbed	hectares	151,000	137,000
Land rehabilitated	hectares	43,200	43,000
Land set aside for conservation	hectares	26,800	25,100
Water			
Water input by quality – Type 1	megalitres	55,500	–
Water input by quality – Type 2	megalitres	121,000	–
Water input by quality – Type 3	megalitres	93,000	–
Water input by source – Surface water	megalitres	52,700	–
Water input by source – Groundwater	megalitres	141,000	–
Water input by source – Sea water	megalitres	51,800	–
Water input by source – Third party water	megalitres	23,600	–
Water output by quality – Type 1	megalitres	91,000	–
Water output by quality – Type 2	megalitres	35,900	–
Water output by quality – Type 3	megalitres	149,000	–
Water output by destination – Surface water	megalitres	36,900	–
Water output by destination – Groundwater	megalitres	15,300	–
Water output by destination – Sea water	megalitres	95,300	–
Water output by destination – Third party water	megalitres	12,400	–
Water output by destination – Other	megalitres	116,000	–
Energy			
Energy use – Electricity	petajoules	117	111
Energy use – Coal and coke	petajoules	35	49
Energy use – Natural gas	petajoules	65	52
Energy use – Distillate/Gasoline	petajoules	79	73
Energy use – Fuel and process oil	petajoules	1	1
Energy use – Other	petajoules	28	9
Energy use – Total	petajoules	325	295
Emissions			
GHG – Scope 1	millions of tonnes CO_2-e	22.0	20.2
GHG – Scope 2	millions of tonnes CO_2-e	24.7	20.0
GHG – Scope 3 – Use of sold products	millions of tonnes CO_2-e	361	340
– Coal products	millions of tonnes CO_2-e	276	260
– Petroleum products [1]	millions of tonnes CO_2-e	85	80
Total oxides of sulphur	tonnes	68,800	70,000
Total oxides of nitrogen	tonnes	72,600	71,700
Total fluoride	tonnes	1,190	984
Total ozone depleting substances	tonnes	32	0.2
Total mercury	tonnes	0.8	0.8
Waste			
Hazardous waste – Mineral total	kilotonnes	32,500	54,000
Non-hazardous waste – Mineral tailings	kilotonnes	129,000	101,000
General waste – Disposed on-site	kilotonnes	104	96
General waste – Recycled on/off-site	kilotonnes	69	126
Accidental discharges of water and tailings [2]	kilotonnes	0	0

	Adjacent to operations	On or overlapping operations	
Areas of high conservation value [3]	**Number**	**Number**	**Hectares**
Terrestrial ecosystem			
Africa	0	1	59
Asia	0	2	95,363
Australasia	14	24	98,593
North America	1	4	1,386
South America	1	0	0
Freshwater ecosystem			
Africa	2	2	334
Australasia	1	7	63,460
North America	1	0	0
South America	0	1	8
Maritime ecosystem			
Australasia	3	1	68
Europe	1	0	0

(1) For petroleum in use, crude oil is assumed to be used as diesel fuel and liquefied petroleum gas is assumed to be used for non-transportation purposes.
(2) Data reported for environmentally significant incidents.
(3) Includes designated protected areas and other recognised areas of high biodiversity value.

46 | BHP BILLITON SUSTAINABILITY REPORT 2013

Performance data – Environment continued

Business data summary	GHG – Scope 1 & 2 millions of tonnes CO_2-e	Energy use – Total PJ	Energy use – Electricity PJ
Petroleum and Potash	3.6	39.5	0.2
Copper	6.2	39.2	18.4
Iron Ore	1.8	20.5	2.7
Coal	9.9	39.0	7.6
Aluminium, Manganese and Nickel	25.0	185.0	87.6
BHP Billiton Total (4)	**46.7**	**325.0**	**117.0**

(4) Total includes Group Functions and the divested EKATI Diamond Mine Asset.

Regional environment fines levied		Number of fines
Africa	US$181,581	1
Australasia	US$13,824	7

Performance data – Society

Community complaints	FY2013
Dust	80
Noise	266
Odour	20
Other	212

Training	FY2013
Cultural awareness training	
Employees	12,364
Human Rights training	
Employees	6,758
Contractors	13,018
Security training	
Security employees and contractors	1,813
Security employees and contractors trained in Human Rights	1,145

Economic value

Economic value for regional economies is generated through revenues, employee compensation and other operating costs, donations and other community investments, retained earnings and payments to capital providers and to governments.

	Economic value generated US$ million	Economic value distributed US$ million					
	Revenues (1)	Operating costs (1)(2)	Employee wages and benefits (1)	Payments to providers of capital		Payments to government (4)	
Region	Revenue and other income	Payments to suppliers, contractors, etc.	Wages and benefits to employees	Shareholder dividends	Interest payments (3)	Gross taxes and royalties	Economic value retained (5) US$ million
Africa and Other	5,728	4,163	658	524	13	664	(294)
Australasia and Asia	39,708	14,474	4,764	3,690	49	9,000	7,731
Europe	563	366	100	1,943	385	154	(2,385)
North America	8,260	3,408	929	9	543	231	3,140
South America	12,473	5,625	1,167	1	41	1,548	4,091
Total	66,732	28,036	7,618	6,167	1,031	11,597	12,283

(1) Amounts include revenues and costs and are consistent with the Group's financial reporting of elements comprising Underlying EBITDA. Underlying EBITDA is earnings before net finance costs and taxation, any exceptional items, and depreciation, impairments and amortisation. The amounts are determined on an accruals basis and extracted from the audited financial statements.
(2) Operating costs relate to expenses recognised in the financial statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments.
(3) This is interest expense on debt for BHP Billiton, determined on an accruals basis.
(4) Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments.
(5) Calculated as economic value generated less economic value distributed.

BHP BILLITON SUSTAINABILITY REPORT 2013 | 47

KPMG Independent assurance report to the Directors and management of BHP Billiton
Our conclusions
a) Assured Sustainability Information – Limited assurance
Based on the procedures performed, as described below, nothing has come to our attention that would lead us to believe that the Assured Sustainability Information for the year ended 30 June 2013, is not, in all material respects, prepared and presented in accordance with the GRI G3 Guidelines and ICMM Sustainable Development Framework (collectively the ‘Framework’).
b) GHG Emissions – Reasonable assurance
In our opinion, BHP Billiton’s reported GHG emissions of 46.7 Mt Co2-e (Scope 1 and 2) for the year ended 30 June 2013, is prepared in all material respects, in accordance with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
c) Voluntary Community Investment – Reasonable assurance
In our opinion, BHP Billiton’s reported voluntary community investment of us$245.8 million for the year ended 30 June 2013, is prepared in all material respects, in accordance with the basis of preparation as disclosed on page 38 in the Sustainability Report.
d) GRI Application Level
Based on the procedures performed, as described below, we concur with the assessment made by BHP Billiton, that the Sustainability Report 2013 is consistent with the GRI G3 application level A+.
We have been engaged by BHP Billiton Limited and BHP Billiton Plc
(BHP Billiton) and are responsible for providing:
limited assurance in respect of the Assured Sustainability
Information identified below
reasonable assurance in respect of the GHG emissions (Scope 1 and 2) and voluntary community investment. The Assured Sustainability Information, the GHG emissions (scope 1 and 2) and voluntary community investment are included in the Sustainability Report 2013 for the year ended 30 June 2013, which comprises the Sustainability Report and referenced Case Studies (collectively the ‘Sustainability Report 2013’).
In addition, we have been engaged to perform a check of BHP Billiton’s GRI application level as disclosed in the Sustainability Report 2013.
BHP Billiton responsibilities
BHP Billiton are responsible for the following:
preparation and presentation of the Sustainability Report 2013 in accordance with the Framework; the GHG emissions (Scope 1 and 2) in accordance with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol (WRI/WBCSD GHG Protocol); and the voluntary community investment in accordance with the basis of preparation as disclosed in the Sustainability Report 2013 determination of BHP Billiton’s GRI application level in accordance with the GRI Guidelines.
The Assured Sustainability Information
The Assured Sustainability Information comprises Subject Matters
1 to 4 of the ICMM Sustainable Development Framework and the
following selected disclosures and associated data:
Governance (Sustainability risk management framework,
Taxes and royalty payments to government, Product stewardship)
People (Diversity and equal employment opportunities, Local and indigenous employment, Industrial relations, Fatalities, Total recordable injury frequency, Occupational exposures, Voluntary principles on Security and Human Rights alignment)
Environment (GHG emissions, Energy use, Water, Biodiversity Management Plans, Hydraulic fracturing)
Society (Community engagement, Community development, Community projects anti-corruption requirement, Voluntary community investment and Conflict resolution (complaints)) Our assurance engagement is conducted in accordance with the International Standard on Assurance Engagements ISAE 3000 Assurance Engagements other than Audits or Reviews of Historical Financial Information and ISAE 3410 Assurance on Greenhouse Gas Statements, including all applicable ethical and independence requirements.
Limited assurance over the Assured Sustainability Information
Our limited assurance engagement on the Assured Sustainability Information consisted of making enquiries and applying analytical and other evidence gathering procedures including:
interviews with in excess of 300 senior management and relevant staff at corporate and 23 operating sites
evaluation of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the Assured Sustainability Information
an assessment of the reasonableness of the assumptions
underlying the forward-looking statements set out in the
Assured Sustainability Information
agreeing the information included in the Assured Sustainability Information to relevant underlying sources on a sample basis. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement or an audit conducted in accordance with International Standards on Auditing and Assurance Engagements.
Reasonable assurance over the GHG emissions and voluntary
community investment
Our reasonable assurance engagement involved obtaining evidence over the GHG emissions (Scope 1 and 2), and voluntary community investment, sufficient to give reasonable assurance that the amounts disclosed are free from material misstatement whether caused by fraud or error, including:
interviews with in excess of 60 senior management and relevant staff at corporate and 21 material operating sites evaluation and testing of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the GHG emissions and voluntary community investment data in accordance with the International Standard on Auditing ISA 530 Audit Sampling and Other Means of Testing
analysis of all data in accordance with ISA 520 Analytical Procedures agreeing all GHG emissions and voluntary community investment data to relevant underlying sources.
GRI Application Level
Our work in relation to the GRI application level check was limited to agreeing that the appropriate indicators have been reported on. This report has been prepared for BHP Billiton. We disclaim any assumption of responsibility for any reliance on this report, or the Sustainability Report 2013 to which it relates, to any person other than BHP Billiton, or for any purpose other than that for which it was prepared.
KPMG
Melbourne
12 September 2013
48 | BHP BILLITON SUSTAINABILITY REPORT 2013

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1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
BHP Billiton Plc
+44 844 472 7001 (United Kingdom)
+27 11 373 0033 (South Africa)

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